AGREEMENT AND PLAN OF MERGER

between

WESTLAND DEVELOPMENT CO., INC.,

and

ANM HOLDINGS, INC.

September 30, 2005

TABLE OF CONTENTS

Article I Definitions		2
Article II The Transactions		8
2.1	Deposit	8
2.2	The Merger	8
2.3	Closing; Effective Time	9
2.4	Effects of the Merger	9
2.5	Articles of Organization; Bylaws	9
2.6	Directors and Officers	9
Article III Effect of the Cash Merger		10
3.1	Effect on Capital Stock	10
3.2	Adjustment of Cash Merger Consideration	10
3.3	Dissenting Shares	11
3.4	Payment and Exchange of Certificates	11
Article IV Representations and Warranties of the Company		13
4.1	Organization	13
4.2	Authority; Enforceability14	14
4.3	Non-Contravention	14
4.4	Governmental Consents	15
4.5	Capitalization of the Company	15
4.6	Company Subsidiaries	15
4.7	Nonprofit Organizations	16
4.8	SEC Reports; Financial Information	16
4.9	No Undisclosed Liabilities	17
4.10	Absence of Certain Changes or Events	17
4.11	Contracts	17
4.12	Compliance with Law and Reporting Requirements	20
4.13	Litigation	20
4.14	Employee Compensation and Benefit Plans; ERISA	21
4.15	Labor Matters	24
4.16	Properties	25
4.17	Intellectual Property	27
4.18	Environmental Laws	27
4.19	Water Rights	28
4.20	Taxes	29
4.21	Insurance	30
4.22	Affiliate Transactions	31
4.23	Brokers	31
4.24	State Takeover Statutes	31
4.25	Transaction Expenses	31
4.26	Vote Required	31
4.27	Information Supplied	31
4.28	Disclosure	32
Article V Representations and Warranties of ANM		32
5.1	Organization	32
5.2	Authority; Enforceability	32
5.3	Non-Contravention	32
5.4	Governmental Consents	32
5.5	Operations of ANM	33
5.6	Brokers	33
Article VI Additional Agreements		33
6.1	Conduct of Business Prior to the Effective Time	33
6.2	Advice of Changes; Filings	36
6.3	Shareholders Meeting	36
6.4	Proxy Statement	36
6.5	Access to Information	37
6.6	Confidentiality	38
6.7	Acquisition Proposals	38
6.8	Further Action; Reasonable Best Efforts	41
6.9	Resignations	43
6.10	Directors’ and Officers’ Liability Insurance	43
6.11	Public Announcements	43
6.12	Cooperation; Financial Data	43
6.13	Nonprofit Organizations	44
6.14	Employees	45
6.15	Company Disclosure Schedule	45
6.16	Title and Title Insurance	45
6.17	Fairness Opinion	46
6.18	Further Action	46
Article VII Conditions Precedent to Cash Merger		46
7.1	Mutual Conditions to Closing	46
7.2	Conditions to Obligations of ANM	47
7.3	Conditions to Obligations of the Company	48
Article VIII Termination, Amendment and Waiver		49
8.1	Termination	49
8.2	Effect of Termination	50
8.3	Expenses	51
8.4	Amendment	51
8.5	Waiver	51
Article IX General Provisions		52
9.1	Non-Survival of Representations, Warranties and Agreements	52
9.2	Materiality; Company Disclosure Letter	52
9.3	Notices	52
9.4	Entire Agreement	53
9.5	Waiver	53
9.6	Assignment	53
9.7	No Third Party Beneficiaries	54
9.8	Governing Law	54
9.9	Specific Performance; Jurisdiction	54
9.10	Counterparts	54
9.11	Interpretation	54
9.12	Knowledge	55
EXHIBIT A	Amended and Restated Articles of Incorporation
EXHIBIT B	Amended and Restated Bylaws

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of September 30, 2005, by and between Westland Development Co., Inc., a New Mexico corporation (the “Company”), and ANM Holdings, Inc., a Delaware corporation (“ANM”).

RECITALS

A.        The Company is the successor to a community land grant corporation known as the Town of Atrisco, New Mexico, which was the successor to a Spanish community land grant commonly known as the Atrisco Land Grant.

B.        The Company owns approximately 57,000 acres of developed and undeveloped real estate near Albuquerque, New Mexico. The size and location of these real estate holdings adjacent to Albuquerque, New Mexico, makes these unique assets.

C.        ANM desires to acquire the Company’s real estate and other assets through a cash merger with the Company, pursuant to which ANM will acquire all of the issued and outstanding shares of the capital stock of the Company for $200 per share, in the manner and subject to the conditions set forth in this Agreement;

D.        The board of directors of the Company (the “Board of Directors”), by resolutions duly adopted, has (i) determined that it is in the best interests of the Company and the shareholders of the Company, and declared it advisable, to enter into this Agreement with ANM providing for the cash merger (the “Cash Merger”) of ANM with and into the Company in accordance with the New Mexico Business Corporation Act (the “NMBCA”), upon the terms and subject to the conditions set forth herein, (ii) approved this Agreement, and (iii) resolved to recommend approval of this Agreement by the shareholders of the Company;

E.        The board of directors of ANM, by resolutions duly adopted, has approved and declared it advisable for ANM to enter into this Agreement providing for the Cash Merger in accordance with the NMBCA, upon the terms and conditions contained herein; and

F.        ANM and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Cash Merger and also to prescribe various conditions to the Cash Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual terms, conditions and agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” has the meaning described in Section 6.7(a).

“Action” means any claim, action, suit, arbitration, mediation, inquiry, proceeding or investigation by or before any Governmental Authority, arbitrator or mediator.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agreement” means this Agreement and Plan of Merger.

“ANM” means ANM Holdings, Inc., a Delaware corporation.

“Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act (in each case, as amended) and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Articles of Merger” has the meaning provided in Section 2.3.

“Balance Sheet” has the meaning provided in Section 4.9.

“Balance Sheet Date” has the meaning provided in Section 7.2(c).

“Benefit Plans” has the meaning provided in Section 4.14(a).

“Board of Directors” has the meaning provided in Recital D of this Agreement.

“Board Recommendation” has the meaning provided in Section 4.2.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of Albuquerque, New Mexico.

“Cash Merger” has the meaning provided in Recital D of this Agreement.

“Cash Merger Consideration” has the meaning provided in Section 3.1(a).

“Cemeteries” has the meaning provided in Section 6.13(b).

“Certificate” has the meaning provided in Section 3.4(b).

“Change in Control Shares” has the meaning provided in Section 3.2.

“Church” has the meaning provided in Section 6.13(b).

“Closing” has the meaning provided in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” has the meaning provided in Section 5.6.

“Company” means Westland Development Co., Inc., a New Mexico corporation.

“Company Common Stock” has the meaning provided in Section 3.1(a).

“Company Disclosure Schedule” has the meaning provided in Article IV.

“Company Personnel” has the meaning provided in Section 6.1(b).

“Company Subsidiaries” means the Subsidiaries of the Company.

“Confidential Information” has the meaning provided in Section 6.6.

“Deposit” has the meaning provided in Section 2.1.

“Dissenting Shares” has the meaning provided in Section 3.3(a).

“DOJ” means the Antitrust Division of the Department of Justice as provided in Section 6.8(b).

“Effective Time” has the meaning provided in Section 2.3.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, claim, restriction, covenant, easement, right of way, title defect, adverse claim of ownership or use, or other encumbrance of any kind, other than any obligation to accept returns of inventory in the Ordinary Course of Business and other than those arising by reason of restrictions on transfers under federal, state and foreign securities laws.

“Environmental Laws” has the meaning provided in Section 4.18(b).

“Environmental Permits” has the meaning provided in Section 4.18(b).

“Equity Interest” means (a) with respect to a corporation, any and all classes or series of shares of capital stock, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all classes or series of units, interests or other partnership/limited liability company interests and (c) with respect to any other Person, any other security representing any direct equity ownership or participation in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” has the meaning provided in Section 4.14(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing” has the meaning provided in Section 5.6.

“Foreign Plans” has the meaning provided in Section 4.14(a).

“FTC” means the Federal Trade Commission as provided in Section 6.8(b).

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Authority” means any federal, state, provincial, local or foreign government, governmental, regulatory or administrative authority, self-regulatory organization, agency or commission, workers’, employees’ or labor or any similar council or organization, or any court, tribunal, or judicial or arbitral body (including any political or other subdivision, department or branch of any of the foregoing).

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, (i) indebtedness of such Person for borrowed money, (ii) other indebtedness of such Person evidenced by notes, bonds or debentures, (iii) capitalized leases classified as indebtedness of such Person under GAAP, (iv) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) any obligation of such Person for the deferred purchase price of assets, property or services (other than trade payables incurred in the Ordinary Course of Business and other current liabilities), (vi) all obligations of such Person pursuant to or evidenced by hedging, swap or factoring arrangements or contracts or other similar instruments, (vii) Indebtedness of another Person referred to in clauses (i) through (vi) above guaranteed directly or indirectly, jointly or severally, in any manner by such Person, or in effect guaranteed directly or indirectly, jointly or severally, by such Person through an agreement (a) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (b) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (c) to supply funds to or in any manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (d) otherwise to assure a creditor against loss, (viii) Indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (ix) reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptance or similar facilities issued for the account of such Person, and (x) obligations under any acquisition agreements pursuant to which such Person is responsible for any earn-out or other contingent payments.

“Indemnified Directors and Officers” has the meaning described in Section 6.10(a).

“Intellectual Property” means United States or foreign intellectual property, including, without limitation, (i) all inventions, patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, logos, trade names, corporate names, domain names, and trade dress, and all translations and derivations thereof, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all copyrights and copyrightable works and all applications, registrations and renewals in connection therewith, (iv) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, methods, schematics, technology, technical data, designs, drawings, flowcharts, block diagrams, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (v) all computer software (including data, databases and related documentation), and (vi) all other proprietary rights.

“Key Employee” has the meaning provided in Section 7.2(f).

“Law” means any statute, law, ordinance, regulation, rule, code or other requirement of a Governmental Authority or any Governmental Order.

“Leased Real Property” has the meaning provided in Section 4.16(b).

“Liabilities” means any and all Indebtedness and other liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured.

“Licenses” has the meaning described in Section 4.12(a).

“Material Adverse Effect” means any circumstance, change, event, development, effect or occurrence that, individually or in the aggregate, (A) is or could reasonably be expected to be materially adverse to the business, prospects, properties, assets, financial condition or results of operations of the Company, the Company Subsidiaries and the Nonprofit Organizations taken as a whole, other than any circumstance, change, event, development, effect or occurrence resulting from (i) changes in general economic conditions, (ii) general changes or developments in the industries in which the Company, the Company Subsidiaries and the Nonprofit Organizations operate, unless, in the case of the foregoing clauses, such circumstances, changes, events, developments, effects or occurrences have had, or would reasonably be expected to have, a materially disproportionate impact on the Company, the Company Subsidiaries and the Nonprofit Organizations taken as whole relative to other participants in the industries in which the Company, the Company Subsidiaries and the Nonprofit Organizations operate or (B) could or could reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

“Material Amount” means $250,000.

“Material Contract” has the meaning provided in Section 4.11(b).

“Materials of Environmental Concern” has the meaning provided in Section 4.18(b).

“NMBCA” means the New Mexico Business Corporation Act, as set forth in New Mexico Statutes Section 53-11-1, et seq.

“Nonprofit Organization” means any nonprofit corporation or other entity that is operated for nonprofit or charitable purposes and/or exempt from federal taxation under Section 501 of the Code, with respect to which the Company or any Company Subsidiary is a member or otherwise has the power to elect a majority of such organization’s board of directors or to direct its business operations and policies.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) and reasonable business practices in the industry in which the Company, the Company Subsidiaries and the Nonprofit Organizations operate.

“Owner’s Title Policy” has the meaning provided in Section 6.16(c).

“Payee” has the meaning provided in Section 8.2(d).

“Paying Agent” has the meaning provided in Section 2.1.

“Payor” has the meaning provided in Section 8.2(d).

“Permitted Encumbrances” means: (i) liens for taxes, assessments and governmental charges or levies imposed upon the Company, a Company Subsidiary or a Nonprofit Organization not yet due and payable for which appropriate reserves have been established or which are being contested in good faith by appropriate proceedings, (ii) Encumbrances imposed by Law (including, without limitation, zoning, entitlement and other land use regulations), (iii) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (iv) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company, a Company Subsidiary or a Nonprofit Organization arising or incurred in the Ordinary Course of Business, (v) such other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to real property; provided, that none of the foregoing, individually or in the aggregate, materially adversely affect the continued use of the property to which they relate in the conduct of the business currently conducted thereon, (vi) as to any Leased Real Property, any Encumbrance affecting the interest of the lessor thereof, (vii) any title exception approved or deemed to have been approved by ANM under Sections 6.16(a) and (b), and (viii) liens with respect to any Indebtedness set forth on Section 1.1 of the Company Disclosure Schedule.

“Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization, Governmental Authority, joint venture, limited liability company or other entity.

“Proxy Statement” has the meaning provided in Section 6.4(a).

“Real Property” has the meaning provided in Section 4.16(a).

“Real Property Lease” has the meaning provided in Section 4.16(b).

“Regulation S-K” has the meaning provided in Section 4.8(b).

“Regulation S-X” has the meaning provided in Section 4.8(a).

“Representatives” has the meaning provided in Section 6.7(a).

“Requisite Shareholder Vote” has the meaning provided in Section 4.2.

“Sarbanes-Oxley Act” has the meaning provided in Section 4.12(b).

“SEC” means the Securities and Exchange Commission as provided in Section 3.4(a).

“SEC Reports” has the meaning provided in Section 4.8(a).

“Service Provider” has the meaning provided in Section 4.14(a).

“Shares” has the meaning provided in Section 3.1(a).

“Shareholders Meeting” has the meaning provided in Section 6.3.

“Subsidiaries” of a Person means any and all corporations, partnerships, limited liability companies and other entities, whether incorporated or unincorporated, with respect to which such Person, directly or indirectly, owns (a) a right to a majority of the profits of such entity or (b) securities having the power to elect a majority of the board of directors or similar body governing the affairs of such entity.

“Superior Proposal” has the meaning provided in Section 6.7(a).

“Surviving Corporation” has the meaning provided in Section 2.2.

“Tax” or “Taxes” means all federal, state, provincial, local, territorial and foreign income, profits, franchise, license, capital, capital gains, transfer, ad valorem, wage, severance, occupation, import, custom, gross receipts, payroll, sales, employment, use, property, real estate, excise, value added, goods and services, estimated, stamp, alternative or add-on minimum, environmental, withholding and any other taxes, duties, assessments or governmental tax charges of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” or “Tax Returns” means all returns, declarations, reports, claims for refund or information returns or statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of Taxes.

“Termination Date” has the meaning provided in Section 8.1(c).

“Title Insurer” means First American Title Insurance Company acting through its subsidiary or agent located in the State of New Mexico.

“Title Report” has the meaning provided in Section 6.16.

“Title Review Period” has the meaning provided in Section 6.16(a).

ARTICLE II

THE TRANSACTIONS

2.1       Deposit. Promptly following execution of this Agreement, ANM will deposit $5,000,000 in immediately available funds (the “Deposit”) with a bank or trust company selected by ANM, subject to the reasonable approval of the Company (the “Paying Agent”), to be held for the benefit of the Company pending the Closing (as hereinafter defined), subject to the terms and conditions of this Agreement.

2.2       The Cash Merger. Upon the terms and subject to the conditions of this Agreement and pursuant to Section 53-14-1 of the NMBCA, at the Effective Time (as defined below), ANM will be merged with and into the Company. As a result of the Cash Merger, the separate corporate existence of ANM will cease and the Company will continue as the surviving corporation of the Cash Merger (the “Surviving Corporation”). The Surviving Corporation will continue to be governed by the laws of the State of New Mexico.

2.3       Closing; Effective Time. Subject to the provisions of Article VII, the closing of the Cash Merger (the “Closing”) will take place at the offices of Lewis and Roca LLP, 201 Third Street, NW, Suite 1950, Albuquerque, New Mexico, no later than five (5) Business Days after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing will be subject to the satisfaction or waiver of those conditions), or at such other place or at such other date as ANM and the Company may mutually agree. At the Closing, the parties hereto will cause the Cash Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the New Mexico Public Regulation Commission in such form as required by, and executed in accordance with, the relevant provisions of the NMBCA (the effective date and time of such filing of the Articles of Merger, or such later time as is specified in the Articles of Merger in either case as evidenced by written confirmation of filing and acceptance from the New Mexico Public Regulation Commission, being the “Effective Time”) and will make all other filings or recordings required under the NMBCA in connection with the Cash Merger.

2.4       Effects of the Cash Merger. The Cash Merger will have the effects set forth in Section 53-14-6 of the NMBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and ANM will vest in the Surviving Corporation and all debts, liabilities and duties of the Company and ANM will become the debts, liabilities and duties of the Surviving Corporation.

2.5	Articles of Organization; Bylaws

(a)       From and after the Effective Time, the articles of incorporation of the Company will be the amended and restated articles of incorporation attached hereto as Exhibit A, until thereafter amended in accordance with their terms and applicable provisions of the NMBCA.

(b)       From and after the Effective Time, the bylaws of the Company will be the amended and restated bylaws attached hereto as Exhibit B, until thereafter amended in accordance with their terms, the amended and restated articles of incorporation and applicable provisions of the NMBCA.

2.6       Directors and Officers. All of the directors of the Company immediately prior to the Effective Time will submit their resignations to be effective as of the Effective Time. The directors of ANM immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the amended and restated articles of incorporation and bylaws of the Surviving Corporation. Section 2.6 of the Company Disclosure Schedule sets forth a list or the officers of the Company that will continue to serve as the officers of the Surviving Corporation, from and after the Effective Time, each to hold office until the earlier of his or her resignation or removal.

ARTICLE III

EFFECT OF THE CASH MERGER

3.1       Effect on Capital Stock. At the Effective Time, by virtue of the Cash Merger and without any action on the part of ANM, the Company or the holders of any of the following securities:

(a)       Each share of common stock, no par value per share, and each share of Class B common stock, $1.00 par value per share, of the Company (the “Company Common Stock” and each share thereof, a “Share”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive Two Hundred Dollars ($200.00) in cash, without interest (the “Cash Merger Consideration”); provided, however, that that any Shares to be canceled pursuant to Section 3.1(b) and any Dissenting Shares (as defined in Section 3.3(a)) will not be converted into the right to receive the Cash Merger Consideration.

(b)       Each Share held in the treasury of the Company or owned by any Company Subsidiary or Nonprofit Organization immediately prior to the Effective Time will be canceled without any conversion thereof and no consideration will be paid with respect thereto.

(c)       Each share of common stock of ANM issued and outstanding immediately prior to the Effective Time will continue as one share of common stock of the Surviving Corporation.

3.2       Adjustment of Cash Merger Consideration. Notwithstanding anything in this Agreement to the contrary, but subject to the last sentence of this Section 3.2, if, between the date of this Agreement and the Effective Time, the number of issued and outstanding Shares is increased, decreased, reclassified or otherwise changed by reason of any stock split, reverse stock split, stock dividend, reclassification, redenomination, recapitalization, split-up, combination, exchange of shares or other similar transaction, the Cash Merger Consideration and any other dependent items will be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action and as so adjusted will, from and after the date of such event, be the Cash Merger Consideration or other dependent item, subject to further adjustment in accordance with this sentence. Notwithstanding the foregoing, ANM acknowledges and agrees that: (a) pursuant to a resolution adopted by the Company’s board of directors on December 19, 2002, an additional 35,000 shares of the Company’s Class B common stock, $1.00 par value per share (the “Change in Control Shares”), are to be issued to the directors upon a change in control of the Company; (b) the Change in Control Shares will be issued to the directors at or immediately prior to the Effective Time; and (c) the Cash Merger Consideration for all of the Shares, including the Change in Control Shares, will continue to be Two-Hundred Dollars ($200) per Share as provided in Section 3.1(a) and will not be adjusted pursuant to this Section 3.2 as the result of the Change in Control Shares being issued.

3.3	Dissenting Shares.

(a)       Shares that are issued and outstanding immediately prior to the Effective Time and which are held by holders of Shares who have not voted in favor of or consented to the Cash Merger and who have properly demanded and perfected their rights to be paid the fair value of such Shares in accordance with Section 53-15-4 of the NMBCA (the “Dissenting Shares”) will not be converted into the right to receive the Cash Merger Consideration, and the holders thereof will be entitled to only such rights as are granted by Section 53-15-4 of the NMBCA; provided, however, that if any shareholder of the Company fails to perfect or effectively waives, withdraws or loses such shareholder’s rights under Section 53-15-4 of the NMBCA, such shareholder’s Shares will be deemed to have been converted, at the Effective Time, into the right to receive the Cash Merger Consideration without any interest thereon.

(b)       The Company will promptly notify ANM of any notice received by the Company of any shareholder’s intent to demand the fair value of any Shares, proposed withdrawals of such notices and any other instruments served pursuant to Section 53-15-4 of the NMBCA. The Company will allow ANM to direct all negotiations and proceedings with respect to the exercise of dissenters’ rights under Section 53-15-4 of the NMBCA. The Company will not, except with the prior written consent of ANM or as otherwise required by an order, decree, ruling or injunction of a court of competent jurisdiction, make any payment with respect to any such exercise of dissenters’ rights or offer to settle or settle any such rights.

3.4	Payment and Exchange of Certificates.

(a)       At the Effective Time, ANM will provide to, and will deposit in trust with, the Paying Agent the aggregate consideration to which shareholders of the Company become entitled under this Article III, less the amount of the Deposit previously delivered to the Paying Agent. Until used for that purpose, the funds will be invested by the Paying Agent, as directed by ANM or the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services Inc. or Standard & Poor’s Corporation, or in deposit accounts or certificates of deposit with one or more commercial banks, each of which has capital, surplus and undivided profits aggregating more than $500 million (based on the most recent financial statements of the banks which are then publicly available at the Securities and Exchange Commission (“SEC”) or otherwise).

(b)       Promptly (but not to exceed five (5) Business Days) after the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each Person who was a record holder of Company Common Stock immediately prior to the Effective Time, whose shares were converted pursuant to Article III into the right to receive the Cash Merger Consideration, (i) a form of letter of transmittal for use in effecting the surrender of stock certificates which immediately prior to the Effective Time represented Common Stock (each, a “Certificate”) in order to receive payment of the Cash Merger Consideration (which will specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon actual delivery of the Certificates to the Paying Agent (or effective affidavits of loss in lieu thereof), and will otherwise be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) in exchange for payment of the Cash Merger Consideration. In addition, ANM and the Surviving Corporation will use commercially reasonable efforts to cause the Paying Agent to establish procedures pursuant to which the shareholders of the Company may tender their Shares in person at one or more locations in the Albuquerque, New Mexico metropolitan area or in other states in which there are large concentrations of the Company’s shareholders and, in such case, the Paying Agent will include in its notice to shareholders instructions as to how they may exchange their Shares for Cash Merger Consideration in person; provided, however, that the Company acknowledges that such procedures may not be practicable or may be cost prohibitive, as determined in ANM’s sole discretion, and that ANM and the Surviving Corporation can make no assurance that any such in-person procedures will be provided. When the Paying Agent receives a Certificate (or effective affidavits of loss in lieu thereof), together with a properly completed and executed letter of transmittal and any other required documents, the Paying Agent will pay to the holder of the Shares represented by the Certificate (or effective affidavits of loss in lieu thereof), or as otherwise directed in the letter of transmittal, the Cash Merger Consideration with regard to each Share represented by such Certificate, less any required Tax withholdings in accordance with Section 3.4(c) below, and the Certificate will be cancelled. No interest will be paid or accrued on the Cash Merger Consideration payable upon the surrender of Certificates. If payment is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it will be a condition of payment that the Certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the Person who surrenders the Certificate must provide funds for payment of any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the surrendered Certificate or establish to the satisfaction of the Surviving Corporation that the Tax has been paid or is not applicable. After the Effective Time, a Certificate will represent only the right to receive the Cash Merger Consideration in respect of the Shares represented by such Certificate, without any interest thereon.

(c)       The Paying Agent may withhold from the sum payable to any Person as a result of the Cash Merger, and pay to the appropriate Governmental Authorities, any amounts which the Paying Agent or the Surviving Corporation may be required (or may reasonably believe it is required) to withhold under the Code, or any provision of state, local or foreign Tax Law. Any sum which is withheld and paid to a Governmental Authority as permitted by this Section 3.4 will be deemed to have been paid to the Person with regard to whom it is withheld.

(d)       If a Certificate has been lost, stolen or destroyed, ANM will cause the Paying Agent to accept an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed instead of the Certificate; provided, that ANM may require the Person to whom any Cash Merger Consideration is paid, as a condition precedent to the payment thereof, to give the Surviving Corporation a bond in such sum as it may direct or otherwise indemnify the Surviving Corporation in a manner reasonably satisfactory to ANM against any claim that may be made against the Surviving Corporation with respect to the Certificate claimed to have been lost, stolen or destroyed.

(e)       At any time which is more than six (6) months after the Effective Time, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any funds which had been deposited with the Paying Agent and have not been disbursed in accordance with this Article III (including, without limitation, interest and other income received by the Paying Agent in respect of the funds made available to it), and after the funds have been delivered to the Surviving Corporation, Persons entitled to payment in accordance with this Article III will be entitled to look solely to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for payment of the Cash Merger Consideration upon surrender of the Certificates held by them, without any interest thereon; provided, that such Persons will have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under applicable Laws. Any portion of the funds deposited with the Paying Agent remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. Neither the Surviving Corporation nor the Paying Agent will be liable to any Person entitled to payment under this Article III for any consideration which is delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f)        From and after the Effective Time, the Surviving Corporation will not record on the stock transfer books of the Surviving Corporation any transfers of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented for transfer, they will be cancelled and treated as having been surrendered for the Cash Merger Consideration in respect of the Shares represented thereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the Company Disclosure Schedule (each section of which qualifies the correspondingly numbered representation and warranty in this Article IV to the extent expressly specified therein, unless it is readily apparent that the disclosure contained in such section of the Company Disclosure Schedule contains enough information regarding the subject matter of other representations and warranties contained in this Article IV as to clearly qualify or otherwise clearly apply to such other representations and warranties) to be delivered by the Company to ANM in accordance with Section 6.15 (the “Company Disclosure Schedule”), the Company hereby represents and warrants to ANM that:

4.1       Organization. Each of the Company, the Company Subsidiaries and the Nonprofit Organizations is duly organized, validly existing and in good standing under the laws of the State of New Mexico and has the requisite corporate or similar power and authority to own, operate or lease its properties and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept exists) as a foreign corporation in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse

Effect. True, correct and complete copies of the articles of incorporation and bylaws (or equivalent organization documents) of the Company, each Company Subsidiary and each Nonprofit Organization, in each case as currently in effect, have been made available to ANM, and as so made available, are in full force and effect and no other organizational documents are applicable to or binding upon the Company, the Company Subsidiaries or the Nonprofit Organizations. Neither the Company nor any Company Subsidiary or Nonprofit Organization is in violation of the provisions of their respective governing documents.

4.2        Authority; Enforceability. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of the transactions contemplated by this Agreement pursuant to an affirmative vote of holders of more than fifty percent (50%) of the outstanding Shares to approve this Agreement and the Cash Merger (the “Requisite Shareholder Vote”)). The Board of Directors, at a meeting duly called and held, duly and unanimously adopted resolutions (i) adopting this Agreement and the transactions contemplated hereby, (ii) determining that the terms of this Agreement are fair to and in the best interests of the Company’s shareholders, (iii) declaring the advisability of this Agreement, and (iv) recommending (the “Board Recommendation”) that the Company’s shareholders vote in favor of approving this Agreement at the Shareholders Meeting (as defined in Section 6.3), which resolutions have not been subsequently rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). The approval of this Agreement by the Requisite Shareholder Vote is the only vote of the holders of any class or series of capital stock, other Equity Interests or Liabilities of the Company, any Company Subsidiary or any Nonprofit Organization necessary to approve this Agreement and the transactions contemplated hereby.

4.3        Non-Contravention. The execution, delivery and performance of this Agreement by the Company does not and will not (a) conflict with or violate its governing documents, (b) conflict with or violate the governing documents of any Company Subsidiary or Nonprofit Organization, (c) assuming that all consents, approvals and authorizations contemplated by Section 4.4 have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to the Company, any Company Subsidiary or any Nonprofit Organization or by which its or any of their respective properties are bound, or (d) conflict with, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit or a change in the rights and obligations under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Material Contract to which the Company or any of the Company Subsidiaries or Nonprofit Organizations is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of an Encumbrance upon any of its assets).

4.4        Governmental Consents. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except as required under or pursuant to (a) the HSR Act, (b) the Exchange Act or (c) the NMBCA.

4.5	Capitalization of the Company.

(a)       The authorized capital stock of the Company consists of 736,668 shares of common stock, no par value per share, and 491,112 shares of Class B common stock, $1.00 par value per share. As of the date of this Agreement, (i) 709,827 shares of common stock, no par value per share, and 85,100 shares of Class B common stock, $1.00 par value per share, were issued and outstanding, for a total of 794,927 Shares (not including the Change in Control Shares, which will be issued after the date of this Agreement and at or prior to the Effective Time); and (ii) no Shares were held in the treasury of Company or by any of the Company Subsidiaries or Nonprofit Organizations. All outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar rights, purchase option, call, right of first refusal or similar rights. Except for the Change in Control Shares to be issued after the date of this Agreement and prior to the Effective Time, there are no outstanding shares, options, warrants, calls, stock appreciation rights or other rights or commitments or any other agreements of any character relating to dividend rights or to the sale, issuance or voting of or the granting of rights to acquire, any shares of capital stock or voting securities of the Company, or any securities or obligations convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock or voting securities of the Company.

(b)       There are no preemptive rights of any kind which obligate the Company, any Company Subsidiary or any Nonprofit Organization to issue or deliver any shares of capital stock or voting securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company, any Company Subsidiary or any Nonprofit Organization, any shares of capital stock or voting securities of the Company. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible, exchangeable or exercisable for or into securities having the right to vote) with the shareholders of the Company on any matter.

4.6        Company Subsidiaries. Section 4.6 of the Company Disclosure Schedule sets forth the name and jurisdiction of organization of, and percentage of outstanding Equity Interests directly or indirectly held by the Company in, each Company Subsidiary and each other Person in which the Company owns a direct or indirect Equity Interest. All the outstanding Equity Interests of each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal, and, except as set forth in Section 4.6 of the Company

Disclosure Schedule, are owned, directly or indirectly by the Company free and clear of any Encumbrances. There are no outstanding options, warrants, calls, stock appreciation rights, or other rights or commitments or any other agreements of any character relating to the sale, issuance or voting of, or the granting of rights to acquire, any Equity Interests of any Company Subsidiary, or any securities or obligations convertible into, exchangeable for or evidencing the right to purchase any Equity Interests of any Company Subsidiary.

4.7        Nonprofit Organizations. Section 4.7 of the Company Disclosure Schedule sets forth the name and jurisdiction of organization of each Nonprofit Organization controlled by the Company or any Company Subsidiary, including a brief description of each Nonprofit Organization’s purpose, activities and tax-exempt status. Each Nonprofit Organization is duly formed, validly existing and in good standing under the laws of the State of New Mexico. True, correct and complete copies of the articles of incorporation and bylaws (or equivalent organization documents) of each Nonprofit Organization, in each case as currently in effect, have been made available to ANM, and as so made available, are in full force and effect and no other organizational documents are applicable to or binding upon the Nonprofit Organizations. None of the Nonprofit Organizations are in violation of the provisions of their respective governing documents. No

Nonprofit Organization that is exempt from federal, state or local taxation is in violation of any statute, law, rule, regulation, order decree or other provision of law that may cause the Nonprofit Organization to lose its tax exempt status.

4.8	SEC Reports; Financial Information.

(a)       The Company has timely filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all financial statements, schedules, exhibits, supplements and amendments thereto) required to be filed by it with the SEC since July 1, 2002 (all such forms, reports, statements, certifications and other documents filed by the Company with the SEC since July 1, 2002, whether or not required to be filed, collectively, the “SEC Reports”), each of which, as finally amended, complied as to form in all material respects with the applicable requirements of the Exchange Act, each as in effect on the date so filed. None of the SEC Reports, as finally amended, contain, or contained any untrue statement of a material fact or omit or omitted, to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from the SEC staff with respect to any of the SEC Reports. Each of the consolidated financial statements (including the related notes and schedules) included in the SEC Reports comply with Regulation S-X under the Exchange Act (“Regulation S-X”) and have been prepared in accordance with GAAP applied on a consistent basis for the periods involved (except as may be indicated in the notes thereto). Each of the consolidated balance sheets included in the SEC Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries at the respective dates thereof and each of the related consolidated statements of earnings, cash flows and shareholders’ equity included in the SEC Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations and cash flows of the Company and the Company Subsidiaries for the periods indicated (subject, in the case of unaudited financial statements, to normal year end audit adjustments and the absence of full footnote disclosure), and is consistent with the books and records of the Company and the Company Subsidiaries.

(b)       Neither the Company nor any Company Subsidiary is party to any “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act (“Regulation S-K”).

(c)       None of the Shares, and no other securities of any kind, of the Company or any Company Subsidiary are listed or traded on or through the New York Stock Exchange, The Nasdaq National Market, Nasdaq Small Cap Market, Over-the-Counter Bulletin Board, “pink sheets” or any other national, regional or foreign stock exchange, market, listing service, market maker or the like, and neither the Company nor any Company Subsidiary is subject to any rules of any such exchanges, markets or services.

4.9        No Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries or Nonprofit Organizations has any Liabilities, except Liabilities which (a) are accrued or reserved against in the balance sheet of the Company (the “Balance Sheet”) dated as of June 30, 2004 (the “Balance Sheet Date”) (or the corresponding balance sheet for the Nonprofit Organizations) or reflected in the notes thereto, (b) were incurred in the Ordinary Course of Business since the Balance Sheet Date (none of which results from, arises out of, relates to, is in the nature of, or was caused by, any breach of contract, breach of warranty, tort, infringement or violation of law), (c) are incurred pursuant to the transactions contemplated by this Agreement, (d) have been discharged or paid in full prior to the date of this Agreement in the Ordinary Course of Business, (e) are specifically described or referenced in adequate detail in Section 4.9 of the Company Disclosure Schedule, which shall identify pertinent details about any Indebtedness of the Company, even if accrued or reserved against in the Balance Sheet or (f) individually or in the aggregate do not exceed the Material Amount.

4.10      Absence of Certain Changes or Events. Since the Balance Sheet Date (a) there has not been any change in the business, financial condition, results of operations or prospects of the Company, the

Real Property or its status or condition, the Company Subsidiaries and the Nonprofit Organizations, taken as a whole, (b) except as expressly contemplated by this Agreement, the Company, the Company Subsidiaries and the Nonprofit Organizations have conducted their businesses only in, and have not engaged in any transaction with a value to the Company in excess of the Material Amount other than in accordance with, the Ordinary Course of Business, and, without limiting the generality of the foregoing, neither the Company nor any Company Subsidiary or Nonprofit Organization has taken any of the actions described in Section 6.1(a) through (v) of this Agreement that, if such action had been taken after the date hereof, would have required the consent of ANM thereto.

4.11	Contracts.

(a)       Section 4.11 of the Company Disclosure Schedule sets forth a complete list of each of the following agreements to which the Company, any Company Subsidiary or any Nonprofit Organization is party or by which any of them is bound:

(i)              contract that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K;

(ii)             contract containing covenants of the Company, any Company Subsidiary or Nonprofit Organization not to compete in any line of business, industry or geographical area or which affects the ability of an Affiliate of the Company, any Company Subsidiary or any Nonprofit Organization from competing in any line of business, industry or geographical area;

(iii)            contract which does, or could reasonably be construed to, create a partnership or joint venture or similar arrangement with respect to any material business of the Company, any Company Subsidiary or Nonprofit Organization;

(iv)           contract that, individually or in the aggregate, could or could reasonably be expected to prevent, materially delay or materially impede the Company’s ability to consummate the transactions contemplated by this Agreement;

(v)            indenture, credit agreement, loan agreement, guarantee, note or other evidence of Indebtedness or agreement providing for Indebtedness in excess of the Material Amount;

(vi)           contract (other than this Agreement) for the acquisition or sale of assets (whether by merger, consolidation, acquisition of stock or assets or otherwise) in excess of the Material Amount;

(vii)          collective bargaining agreement, employment agreement, offer letter, or severance or termination or transition agreement, in each case providing for annual payments of more than the Material Amount;

(viii)         agreement (or group of related agreements) for the lease of personal property providing for annual payments of more than the Material Amount;

(ix)           contract (other than purchase orders) for the purchase or sale of materials, supplies, goods, equipment, products, merchandise or other assets, or for the furnishing or receipt of services, with any of the top 20 vendors of the Company, the Company Subsidiaries and the Nonprofit Organizations, based on aggregate payments made by the Company, the Company Subsidiaries and the Nonprofit Organizations to such vendors, taken as a whole, during the fiscal year ending June 30, 2004;

(x)            contract that contains a put, call, right of first refusal or similar right pursuant to which the Company, any Company Subsidiary or any Nonprofit Organization could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets that have a fair market value or purchase price of more than the Material Amount;

(xi)           settlement or conciliation agreement or similar agreement (except for benefit plans and individual employee agreements) or order or consent of a Governmental Authority to which the Company or any of the Company Subsidiaries or Nonprofit Organizations is a party involving future performance by the Company or any Company Subsidiary or Nonprofit Organization which is material to the Company;

(xii)          other contract (other than this Agreement or purchase orders) pursuant to which the Company or any Company Subsidiary or Nonprofit Organization has incurred a Liability in excess of the Material Amount or providing for payments from the Company or any Company Subsidiary or Nonprofit Organization in excess of the Material Amount or the consequences of a default or termination of which could have a Material Adverse Effect;

(xiii)         contract by which the Company, any Company Subsidiary or any Nonprofit Organization licenses to or from any Person any material Intellectual Property or that otherwise concerns material Intellectual Property or that otherwise concerns material Intellectual Property;

(xiv)         agreement with any shareholder, former shareholder, affiliate, director or officer of the Company, any Company Subsidiary or any Nonprofit Organization, or any relative of any of the foregoing; and

(xv)	Real Property Leases; and

(xiv)	Tax sharing agreements or similar agreements with respect to Taxes.

(b)       Each such contract described in Section 4.11(a) is referred to herein as a “Material Contract.” With respect to each Material Contract: (i) neither the Company nor any Company Subsidiary or Nonprofit Organization is (and, to the knowledge of the Company, no other party is) in or is alleged to be in breach of or default under such Material Contract; (ii) neither the Company nor any Company Subsidiary or Nonprofit Organization has given or received any written notice or claim of default under such Material Contract; (iii) no event has occurred that, with or without notice or lapse of time or both, would result in a breach or a default under such Material Contract; (iv) such Material Contract is in full force and effect, and is the valid, binding and enforceable obligation of the Company, the Company Subsidiaries or the Nonprofit Organizations, as applicable, and to the knowledge of the Company, of the other parties thereto; (v) the consummation of the transactions contemplated by this Agreement will not result in such Material Contract failing to continue in full force and effect after the consummation of such transactions without penalty or other adverse consequence; (vi) no party has repudiated any provision of such Material Contract; and (vii) except as set forth in Section 4.11(b) to the Company Disclosure Schedule, such Material Contract does not contain any “change of control” or similar provision that would be triggered by, or contain an assignment prohibition or similar provision that would prohibit, the transactions contemplated by this Agreement. The Company has made available to ANM true, correct and complete copies of each Material Contract, including all material amendments thereto.

4.12	Compliance with Law and Reporting Requirements.

(a)       Neither the Company nor any Company Subsidiary or Nonprofit Organization is in material violation of, or has violated, any Law. The Company, each Company Subsidiary and each Nonprofit Organization has and is in compliance with all material permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises (collectively, “Licenses”) from Governmental

Authorities required to conduct their respective businesses as now being conducted and all such Licenses are valid and in full force and effect.

(b)       Except as set forth in Section 4.12 of the Company Disclosure Schedule, since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Company has been and remains in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, including without limitation, the following:

(i)              No officers or directors of the Company have, or during two years immediately preceding the date of this Agreement have had, outstanding loans from the Company.

(ii)             The Company has designed disclosure controls and procedures to ensure that material information relating to the Company, including the consolidated Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities.

(iii)            The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(iv)           As of the date hereof, the Company has not identified any material control deficiencies and there is no reason to believe that the Company’s auditors, its chief executive officer and its chief financial officer would not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification.

(c)       None of the Company Subsidiaries has at any time been subject to the reporting requirements of Sections 13(a) or 15(d) under the Exchange Act.

4.13     Litigation. There are no Actions pending or, to the knowledge of the Company, threatened against the Company, any Company Subsidiary or Nonprofit Organization, or which will become a cloud on title to the Real Property or question the validity or enforceability of the transaction contemplated by this Agreement, except as set forth in Section 4.13 of the Company Disclosure Schedule. Neither the Company nor any Company Subsidiary or Nonprofit Organization nor any of their respective properties is or are a party or subject to or in default under any Governmental Order which, individually or in the aggregate, is material to the Company and the Company Subsidiaries and the Nonprofit Organizations taken as a whole or that would or would reasonably be expected to prevent, materially delay or materially impede the ability of the Company to consummate the transactions contemplated by this Agreement. There are no formal or informal SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations or material whistle blower complaints pending or, to the Company’s knowledge, threatened or otherwise involving the Company, any Company Subsidiary or any Nonprofit Organization, including, without limitation, regarding any accounting practices of the Company or any malfeasance by any executive officer of the Company.

4.14	Employee Compensation and Benefit Plans; ERISA.

(a)       Section 4.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of (i) all material employee benefit plans, programs, policies, agreements or arrangements, including pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life, disability, Accidental Death & Dismemberment and Business Travel Accident insurance plans, or other welfare plans employment or consulting agreements, offer letters, transition agreements, and all other compensation programs, perquisites, fringe benefits or other manner of remuneration for services, all employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured, uninsured or self-insured, maintained by the Company, any Company Subsidiary or any Nonprofit Organization, or to which the Company, any Company Subsidiary or Nonprofit Organization contributed or is obligated to contribute thereunder, or with respect to which the Company, any Company Subsidiary or Nonprofit Organization has or may have any liability (contingent or otherwise), in each case, for or to any current or former employees, directors, officers or consultants of the Company, any Company Subsidiary or Nonprofit Organization (“Service Provider”) located primarily in the United States and/or their dependents (collectively, the “Benefit Plans”), and (ii) all such plans, programs, policies, agreements or arrangements that would otherwise fall within the definition of Benefit Plans except that they are maintained pursuant to or governed by the Laws of a country other than the United States (collectively, the “Foreign Plans”). For purposes of this Agreement, the term “plan,” when used with respect to Foreign Plans, will mean a “scheme” or other employee benefit program, policy agreement or arrangement in accordance with specific country usage.

(b)       To the knowledge of the Company, nothing has occurred that would adversely affect the qualification of any Benefit Plans that are intended to be subject to Code Section 401(a) and any trust agreement that is intended to be tax exempt under Code Section 501(a). Except to the extent not material to the Company, the Company Subsidiaries and the Nonprofit Organizations taken as a whole or as could not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this

Agreement, in each case, individually or in the aggregate, (i) all the Benefit Plans and any related trusts comply with and have been administered in compliance with, (A) the provisions of ERISA, (B) all provisions of the Code, (C) all other applicable Laws, and (D) their terms and the terms of any collective bargaining or collective labor agreements; and, in each case, neither the Company nor any Company Subsidiary or Nonprofit Organization has received any written notice from any Governmental Authority questioning or challenging such compliance; (ii) there are no unresolved claims or disputes under the terms of, or in connection with, the Benefit Plans other than claims for benefits which are payable in the ordinary course; (iii) there has not been any “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Benefit Plan; (iv) no litigation or other dispute resolution proceeding has been commenced with respect to any Benefit Plan and, to the knowledge of the Company, no such litigation or other dispute resolution proceeding is threatened (other than routine claims for benefits in the normal course); (v) no “partial termination” (within the meaning of Section 411 of the Code and the regulations promulgated thereunder) has occurred with respect to any Benefit Plan that is a “pension benefit plan” within the meaning of Section 3(2) of ERISA and (vi) there are no governmental audits, inquiries or investigations pending or, to the knowledge of the Company, threatened in connection with any Benefit Plan. There are no Benefit Plans under which shares of Company Common Stock may be issued or under which compensation may be paid or economic value otherwise transferred which is measured by the value of shares of Company Stock.

(c)       Neither the Company nor any ERISA Affiliate of the Company (as defined below) (i) sponsors or contributes, or has ever sponsored or contributed, to a Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35)); (ii) has had at any time an “obligation to contribute” (as defined in ERISA Section 4212) to a Benefit Plan that is a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)); (iii) has had at any time any liability, contingent or otherwise, under Title IV of ERISA with respect to a Benefit Plan, either directly or through any ERISA Affiliate; (iv) sponsors, maintains or contributes or has sponsored, maintained or contributed to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by law) or (v) any self-funded employee welfare benefit plan within the meaning of Section 3(1) of ERISA (including any such plan pursuant to which a stop-loss policy or contract applies but not including any Code Section 125 cafeteria plan uninsured medical reimbursement account). For purposes of this Section 4.14, “ERISA Affiliate” will mean any trade or business, whether or not incorporated, that together with the Company would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

(d)       Except to the extent not material to the Company, the Company Subsidiaries and the Nonprofit Organizations taken as a whole or as could not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement, in each case, individually or in the aggregate, (i) each Foreign Plan and related trust, if any, complies with and has been administered in compliance with (A) the Laws of the applicable foreign country and (B) their terms and the terms of any collective bargaining, collective labor or works council agreements and, in each case, neither the Company nor any Company Subsidiary or Nonprofit Organization has received any written notice from any Governmental Authority questioning or challenging such compliance, (ii) each Foreign Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Authority, has been so registered or approved, (iii) all contributions to each Foreign Plan required to be made by the Company, the Company Subsidiaries or the Nonprofit Organizations through the Effective Time have been or will be made or, if applicable, will be accrued in accordance with country-specific accounting practices, (iv) there are no unresolved claims or disputes under the terms of, or in connection with, the Foreign Plans other than claims for benefits which are payable in the ordinary course, (v) no litigation or dispute resolution proceeding has been commenced with respect to any Foreign Plan and, to the knowledge of the Company, no such litigation or dispute resolution proceeding is threatened (other than routine claims for benefits in the normal course), and (vi) there are no governmental audits, inquiries or investigations pending or, to the knowledge of the Company, threatened in connection with any Foreign Plan.

(e)       Except as may be required by applicable Law or as contemplated under this Agreement, neither the Company nor any Company Subsidiary or Nonprofit Organization has any plan or commitment to create any additional Benefit Plans or Foreign Plans or to amend or modify any existing Benefit Plan or Foreign Plan in such a manner as to materially increase the cost of such Benefit Plan or Foreign Plan to the Company, any Company Subsidiary or any Nonprofit Organization.

(f)        Except as expressly provided in this Agreement or as required under applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby and thereby will (either alone or together with any other event): (i) result in any payment (including any bonus, severance, unemployment compensation, deferred compensation, forgiveness of indebtedness or golden parachute payment) becoming due to any current or former Service Provider under any Benefit Plan or Foreign Plan; (ii) increase in any respect any benefit otherwise payable under any Benefit Plan or Foreign Plan; (iii) result in the acceleration in any respect of the time of payment or vesting of any such benefits under any Benefit Plan or Foreign Plan; or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Benefit Plan or Foreign Plan. No payment or benefit which has been, will or may be made by the Company, any Company Subsidiary or any Nonprofit Organization with respect to any current or former Service Provider in connection with the execution and delivery of the Agreement or the consummation of the transaction contemplated hereby will be an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code or fail to be deductible under Section 162(m) of the Code.

(g)       Except to the extent not material to the Company, the Company Subsidiaries and the Nonprofit Organizations taken as a whole, neither the Company nor any Company Subsidiary or Nonprofit Organization has classified any individual as an “independent contractor” or similar status who, according to a Benefit Plan or Foreign Plan or applicable Law, should have been classified as an employee or of similar status. To the knowledge of the Company, neither the Company nor any Company Subsidiary or Nonprofit Organization has any material liability by reason of any individual who provides or provided services to the Company or any Company Subsidiary or Nonprofit Organization, in any capacity, being improperly excluded from participating in any Benefit Plan or Foreign Plan.

(h)       Correct and complete copies have been delivered to ANM by the Company of all material written Benefit Plans and Foreign Plans (including all amendments and attachments thereto); all related trust documents; all insurance contracts or other funding arrangements to the degree applicable; the two most recent annual information filings (Form 5500) and annual financial reports for those Benefit Plans and Foreign Plans (where required); the most recent determination letter from the Internal Revenue Service

(where required); and the most recent summary plan descriptions, employee booklets, and any other material written communications to participants distributed on or after the beginning of the last fall fiscal year of the Company, if any, for the Benefit Plans or Foreign Plans (including, for any material Benefit Plan or Foreign Plan that is not embodied in a document, a written description of the material terms of such Benefit Plan or Foreign Plan).

4.15     Labor Matters. Schedule 4.15 of the Company Disclosure Schedule sets forth a list of all of the Company’s and Subsidiary’s and Nonprofit Organization’s employees, together with information about each employee’s employment agreement, if any, dates of employment, title, general duties, salary and other pertinent information. Except to the extent not material to the Company, the Company Subsidiaries and the Nonprofit Organizations taken as a whole or as could not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement, in each case, individually or in the aggregate: (i) there are no pending or, to the knowledge of the Company, threatened organizational activities or demands in writing for recognition by a labor organization seeking to represent employees of the Company or any Company Subsidiary or Nonprofit Organizations, and no such organizational activities or demands in writing for recognition have occurred in the past three years; (ii) to the knowledge of the Company, no question concerning representation exists respecting the employees of the Company, the Company Subsidiaries and the Nonprofit Organizations; (iii) no grievance, arbitration or complaint relating to labor or employment matters is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or Nonprofit Organization; (iv) neither the Company nor any Company Subsidiary or Nonprofit Organization is a party to or bound by any contract, collective bargaining agreement or works council agreement with any labor or similar organization; (v) there are no charges or Actions pending or, to the knowledge of the Company, threatened in writing, before the Equal Employment Opportunity Commission, the Department of Labor, Occupational Safety and Health Administration or any other Governmental Authority responsible for the prevention of unlawful employment practices; (vi) neither the Company nor any Company Subsidiary or Nonprofit Organization has received notice during the past three years of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting the Company, a Company Subsidiary or a Nonprofit Organization and, to the knowledge of the Company, no such investigation is in progress; (vii) the Company, the Company Subsidiaries and the Nonprofit Organizations are in compliance with all applicable Laws relating to employment and employment practices, wages, hours and terms and conditions of employment and immigration; (viii) there is no labor dispute, strike or work stoppage against the Company, Company Subsidiaries or the Nonprofit Organizations pending or, to the knowledge of the Company, threatened, and no such labor dispute, strike or work stoppage has occurred in the past three years; and (ix) there is no charge or complaint against the Company, the Company Subsidiaries or the Nonprofit Organizations by the National Labor Relations Board or any comparable Governmental Authority pending or, to the knowledge of the Company, threatened.

4.16     Properties. Except to the extent not material to the Company, the Company Subsidiaries and the Nonprofit Organizations taken as a whole or as could not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement, in each case, individually or in the aggregate:

(a)       Section 4.16(a) of the Company Disclosure Schedule contains a true and complete list of all real property owned by the Company, the Company Subsidiaries and the Nonprofit Organizations (collectively, the “Real Property”) and for each parcel of Real Property, contains a correct street address, if available and if not available, a general description, of such Real Property. Copies of all title reports or policies, legal descriptions, deeds, land patents, grants, surveys, geotechnical and other engineering reports and studies, environmental reports, property tax bills and notices of assessment, Encumbrances and other current or historical documents describing or relating to the Real Property have previously been made available to ANM. Without limiting the foregoing, “Real Property” consists of approximately 57,000 acres of land that is currently owned by the Company, which approximately 46,430 acres formerly constituted a portion of the real property owned by the community land grant corporation known as the Town of Atrisco, New Mexico, which was the successor to the Spanish community land grant commonly known as the Atrisco Land Grant.

(b)       None of the Company, the Company Subsidiaries nor the Nonprofit Organization lease, sublease, license any real property from any Person. Section 4.16(b) of the Company Disclosure Schedule sets forth the addresses, if available, or if not available, a general description, of each parcel of the Real Property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) to or by any Person other than the Company, a Company Subsidiary or a Nonprofit Organization (collectively, including the improvements thereon, the “Leased Real Property”), and a true, correct and complete list of all agreements (including the date and the name of the parties to such agreements and a complete description of the terms of any unwritten leases) pertaining to the Leased Real Property (each a “Real Property Lease”). True and complete copies of each of the Real Property Leases that has not been terminated or expired as of the date hereof and any terminated or expired Real Property Leases under which the Company, a Company Subsidiary or a Nonprofit Organization may have any potential liability obligation have been made available to ANM.

(c)       The Company, the Company Subsidiaries or the Nonprofit Organizations, as applicable, has good title to all Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(d)       Except for the Leased Real Property, none of the Real Property is subject to any lease, sublease, license or other agreement granting to any other Person any right to the use, occupancy or enjoyment of such Real Property or any part thereof.

(e)       Each Real Property Lease is in full force and effect and is valid and enforceable in accordance with its terms, and there is no default under any Real Property Lease either by the Company, the Company Subsidiaries or the Nonprofit Organizations party thereto, as applicable, or, to the knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company, the Company Subsidiaries or the Nonprofit Organizations thereunder.

(f)        There does not exist any pending or, to the knowledge of the Company, threatened condemnation or eminent domain proceedings that affect any Real Property, and neither the Company nor the Company Subsidiaries or Nonprofit Organizations have received any written notice of the intention of any Governmental Authority or other Person to take or use any Real Property.

(g)       The improvements constructed on the Real Property (including the Leased Real Property) are (i) insured by commercial property insurance for replacement costs, subject to self retained limits, and by commercial general liability insurance to the extent and in a manner customary in the industry for commercial general liability coverage, subject to self retained limits; and (ii) in good operating condition and repair, subject to ordinary wear and tear.

(h)       The improvements constructed on the Real Property (including the Leased Real Property) are supplied with all utilities, including water, sewage disposal, electricity, gas, telephone and other services necessary for the operation of such improvements as currently operated, and, to the knowledge of the Company, there is no condition which would reasonably be expected to result in the termination of the present access from any improvements to such utility services.

(i)        Except for three proposed wells already permitted, which are specifically identified in Section 4.16 of the Company Disclosure Schedule, the Company is not currently engaged in, and has not granted any Person any permits, interest, license, lease or other rights with respect to, oil, natural gas or other mineral rights anywhere on the Real Property and neither the Company nor any other Person is engaged in any drilling or other exploration activities with respect thereto.

(j)        Except as disclosed in Section 4.16 of the Company Disclosure Schedule, the Company has no knowledge that there are any sites of historical or archeological importance on the Real Property.

(k)       Each of the Company, the Company Subsidiaries and the Nonprofit Organizations owns or leases all tangible assets necessary or sufficient for the conduct of its business as presently conducted, which tangible assets are reflected in the Balance Sheet (other than those disposed of in the ordinary course of business consistent with past practices). The tangible assets are in good and serviceable condition and repair in all material respects (subject to normal wear and tear) and are generally suitable for the purposes for which they presently are used.

(k)       Except as disclosed in Section 4.16 of the Company Disclosure Schedule, the Company has no knowledge that any improvement district or other similar entity with taxing or assessment powers is planned that would include the Real Property, and there are no assessment liens against the Real Property except as may be disclosed in the Title Report.

4.17	Intellectual Property.

(a)       Section 4.17 of the Company Disclosure Schedule lists all Intellectual Property registrations and applications and material unregistered Intellectual Property owned by the Company or any of the Company Subsidiaries or Nonprofit Organizations.

(b)       The Company and each of the Company Subsidiaries and Nonprofit Organizations owns, or is licensed or otherwise has the right to use, all material Intellectual Property currently used in the conduct of its business, free and clear of all Encumbrances (including adverse ownership claims of current or former employees or contractors) other than Permitted Encumbrances.

(c)       All Intellectual Property registrations and applications owned by the Company or any of the Company Subsidiaries or Nonprofit Organizations have been duly registered, maintained, renewed and/or filed, as applicable, and are subsisting and unexpired, and have not been abandoned and, to the knowledge of the Company, are valid and enforceable.

(d)       There is no Action or, to the knowledge of the Company, threatened with respect to, and the Company has not been notified in writing of and, to the knowledge of the Company, there is no infringement, dilution, misappropriation or other violation by the Company or any of the Company Subsidiaries or Nonprofit Organizations or any of its or their products or services of the Intellectual Property of any Person.

(e)       To the knowledge of the Company, no Person is Infringing any right of the Company, any of the Company Subsidiaries or any of the Nonprofit Organizations with respect to Intellectual Property.

(f)        The Company, the Company Subsidiaries and the Nonprofit Organizations take all reasonable steps to protect and maintain all of their material Intellectual Property.

4.18	Environmental Laws.

(a)       Except to the extent not material to the Company, the Company Subsidiaries and the Nonprofit Organizations taken as a whole or as could not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement, in each case, individually or in the aggregate: (i) the Company and each Company Subsidiary and Nonprofit Organization comply and have at all prior times complied with all applicable Environmental Laws, possess and at all prior times possessed, comply and have at all prior times complied with all applicable Environmental Permits required under such laws to operate and have made all appropriate filings for issuance or renewal of Environmental Permit and, to the knowledge of the Company, there is no condition that would reasonably be expected to prevent or interfere with compliance with all applicable Environmental Laws and all applicable Environmental Permits in the future; (ii) neither the Company nor any of the Company Subsidiaries or Nonprofit Organizations has released or otherwise disposed of or arranged for the disposal of Materials of Environmental Concern at any location and there are no Materials of Environmental Concern at any property or facility, currently and to the knowledge of the Company, formerly owned or operated by the Company or any Company Subsidiary or Nonprofit Organization, under circumstances that have resulted in or could reasonably be expected to result in a Liability of the Company, Company Subsidiary or Nonprofit Organization under any Environmental Law; (iii) neither the Company nor any Company Subsidiary or Nonprofit Organization has received any notification (including any request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute) alleging that it is liable with respect to any Environmental Law (including any such Environmental Law concerning any release or threatened release of Materials of Environmental Concern at any location), and there are no Actions pending or threatened against the Company, any Company Subsidiary or any Nonprofit Organization with respect to any Environmental Law or Material of Environmental Concern; (iv) the Company has made available to ANM true, complete and correct copies of any Phase I and Phase II studies and all other reports, studies, analyses, tests or monitoring possessed or initiated by, or within the control of, the Company, any Company Subsidiary or any Nonprofit Organization with respect to the Real Property and any Environmental Laws or Materials of Environmental Concern; (v) neither the Company nor any of the Company Subsidiaries or Nonprofit Organizations has assumed any liabilities or obligations of any other Person under or relating to any Environmental Law; and (vi) neither the execution of this Agreement nor the consummation of the transactions contemplated hereunder require any consent of, or notice to, any third Person pursuant to any Environmental Law.

(b)       For purposes of this Agreement, the following terms have the meanings assigned below:

“Environmental Laws” means all foreign, federal, state, or local Laws, statutes, regulations, ordinances, codes, legally binding guidance documents, and all common law causes of action and all applicable judicial and administrative orders, decisions and decrees relating to pollution, contamination, protection of the environment, natural resources, human health or safety, or Materials of Environmental Concern.

“Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste or any other substance or material that is defined in, regulated by, or may form the basis of liability under any Environmental Laws, including, without limitation, asbestos and asbestos-containing materials, polychlorinated biphenyls, petroleum and any products, by-products or factions thereof, radon, fungus, mold, lead or urea-formaldehyde insulation, and any other material or substance defined or classified as a “hazardous substance” under any Environmental Law.

4.19     Water Rights. Section 4.19 of the Company Disclosure Schedule sets forth a true, correct and complete list of all documents pertaining to water rights on the Real Property a copy of each of which has been previously provided to ANM, as well as a description of all undocumented claims for water rights that the Company reasonably believes it has or may assert.

4.20	Taxes. Except as set forth in Section 4.20 of the Company Disclosure Schedule:

(a)       All Tax Returns required to be filed by, or with respect to any activities of, the Company, the Company Subsidiaries and the Nonprofit Organizations have been timely filed. All Taxes due and owing by, or with respect to any activities of, the Company or any of the Company Subsidiaries or Nonprofit Organizations (whether or not shown to be due on any filed Tax Return) have timely been paid in full;

(b)       No deficiencies for any Tax have been proposed, asserted or assessed against or with respect to any of the Company, the Company Subsidiaries or Nonprofit Organizations which have not been settled or paid;

(c)       There are no ongoing audits, examinations or other administrative or court proceedings involving Taxes with respect to the Company, the Company Subsidiaries or the Nonprofit Organizations and none of the Company, the Company Subsidiaries or Nonprofit Organizations has received written notice that any such audit, examination or proceeding is contemplated;

(d)       There are no liens, charges or security interests on any of the assets of or shares in the Company, the Company Subsidiaries or the Nonprofit Organizations that arose in connection with any failure (or alleged failure) to pay any Tax;

(e)       The Company, each Company Subsidiary and each Nonprofit Organization has withheld or collected and paid to the appropriate Governmental Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party;

(f)        Neither the Company nor any Company Subsidiary or Nonprofit Organization: (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or Unitary Tax Return under state, local or foreign law (other than a group the common parent of which was the Company); or (ii) has any liability for the Taxes of any Person (other than the Company, any Company Subsidiary or any Nonprofit Organization) under Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign law) as transferee or successor, by contract or otherwise;

(g)       Neither the Company nor any Company Subsidiary has been either a “distributing corporation” or a “controlled corporation” in a transaction that was purported or intended to be governed by section 355 or section 361 of the Code;

(h)       None of the Company, a Company Subsidiary or any Nonprofit Organization has engaged in any “listed transaction” for purposes of Treasury Regulation sections 1.6011-4(b)(2) or 301.6111-2(b)(2) or has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.601l-4(b). Each of the Company and the Company Subsidiaries has disclosed on its United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code;

(i)        No written claim has ever been made by any governmental authority in a jurisdiction where none of the Company nor any of the Company Subsidiaries or Nonprofit Organizations files Tax Returns that it is or may be subject to taxation by that jurisdiction. None of the Company, the Company Subsidiaries or the Nonprofit Organizations has a permanent establishment in any foreign country, as defined by applicable Tax treaty or convention between the United States and such foreign country. None of the Company, the Company Subsidiaries or Nonprofit Organizations has a permanent establishment in any country where it has not filed Tax Returns;

(j)        Neither the Company nor any of the Company Subsidiaries or Nonprofit Organizations is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement;

(k)       No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company, the Company Subsidiaries or Nonprofit Organizations;

(l)        Neither the Company nor any of the Company Subsidiaries or Nonprofit Organizations has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax;

(m)      Neither the Company nor any of the Company Subsidiaries or Nonprofit Organizations has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it or any other relevant party and neither the Company nor any of the Company Subsidiaries or Nonprofit Organizations has any knowledge that the Internal Revenue Service has proposed any such adjustment or change in accounting method, nor has any application pending with any Governmental Authority requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of the Company Subsidiaries or Nonprofit Organizations; or

(n)       Neither the Company nor any of the Company Subsidiaries or Nonprofit Organizations will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Effective Time as a result of: (i) a change in method of accounting occurring prior to the Effective Time; (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Effective Time; (iii) a prepaid amount received, or paid, prior to the Effective Time; or (iv) deferred gains arising prior to the Effective Time.

4.21     Insurance. All insurance policies maintained by the Company, the Company Subsidiaries and the Nonprofit Organizations are listed in Section 4.21 of the Company Disclosure Schedule. All such insurance policies are in full force and effect, provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with industry practices or as is required by Law, and all premiums due and payable thereon have been paid and will remain in full force and effect from and after the Effective Time if the Company pays the necessary premiums. Neither the Company nor any of the Company Subsidiaries or Nonprofit Organizations is in material breach or default, and neither the Company nor any of the Company Subsidiaries or Nonprofit Organizations has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or material modification of any of the insurance policies, other than the actions contemplated by this Agreement. True, correct and complete copies of all insurance policies referenced in this Section 4.21 have been provided to ANM.

4.22     Affiliate Transactions. There are no transactions, agreements, arrangements or understandings between (i) the Company or any of the Company Subsidiaries or Nonprofit Organizations, on the one hand, and (ii) any other Affiliate of the Company (other than the Company Subsidiaries and the Nonprofit Organizations) or other Persons, on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K.

4.23     Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of the Company.

4.24     State Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States applicable to the Company is applicable to the transactions contemplated by this Agreement.

4.25     Transaction Expenses. Section 4.25 of the Company Disclosure Schedule sets forth the Company’s good faith estimate, as of the date of this Agreement, of the amount of expenses to be paid by the Company through the Effective Time to each of the Company’s legal, tax, financial and other advisors, in each case in connection with this Agreement and the transactions contemplated hereby.

4.26     Vote Required. The Requisite Shareholder Vote is the only vote of the holders of any class or series of Company capital stock necessary to adopt this Agreement and to approve the transactions contemplated hereby.

4.27     Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to shareholders and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

4.28     Disclosure. The representations and warranties contained in this Article IV do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV or in any certificate delivered pursuant to this Agreement not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ANM

ANM hereby represent and warrant to the Company as follows:

5.1        Organization. ANM is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate or similar power and authority to own, operate or lease its properties and to carry on its business as presently conducted, except where the failure to be so organized, existing or in good standing or to have such power and authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement.

5.2        Authority; Enforceability. ANM has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by ANM of this Agreement and the consummation by ANM of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of ANM. This Agreement has been duly executed and delivered by ANM and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding agreement of ANM, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

5.3        Non-Contravention. The execution, delivery and performance of this Agreement by ANM does not and will not: (a) conflict with or violate its certificate of incorporation or bylaws; (b) assuming that all consents, approvals and authorizations contemplated by Section 5.4 have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to it or by which it or any of its properties are bound; or (c) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which it is a party or by which its or any of its properties are bound, except, in the case of clauses (b) and (c), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, and would not reasonably be expected to, prevent, materially delay or materially impede the ability of ANM to consummate the transactions contemplated by this Agreement.

5.4        Governmental Consents. The execution, delivery and performance of this Agreement by ANM and the consummation by ANM of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except as required under or pursuant to (a) the HSR Act, (b) the Exchange Act, (c) the NMBCA or (d) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, and would not reasonably be expected to, prevent, materially delay or materially impede the ability of ANM to consummate the transactions contemplated by this Agreement.

5.5        Operations of ANM. ANM was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

5.6        Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ANM.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1       Conduct of Business Prior to the Effective Time. The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except as contemplated by this Agreement or as set forth in the corresponding subsection of Section 6.1 of the Company Disclosure Schedule, or unless ANM otherwise agrees in writing, the business of the Company, the Company Subsidiaries and the Nonprofit Organizations, and the use, operation, maintenance and repair of their respective assets, including the Real Property, will be conducted in the Ordinary Course of Business and the Company will use its reasonable best efforts to preserve substantially intact its business organization, material insurance policies and goodwill, to keep available the services of its present officers and other key employees and to preserve its present relationships with suppliers, employees, tenants, licensees and all other Persons with which it has significant business relations. Between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement or as set forth in the corresponding subsection of Section 6.1 of the Company Disclosure Schedule, neither the Company, any Company Subsidiary nor any Nonprofit Organization will without the prior written consent of ANM (which consent will not be unreasonably withheld or delayed, provided, however, that ANM will be entitled to take into account its plans for the Company after the Effective Time in determining whether or not to grant such consent):

(a)       purchase, redeem or otherwise acquire its capital stock, or issue, grant, sell, transfer, authorize or encumber any shares of capital stock, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock, or enter into any agreement, understanding or arrangement with respect to the voting of its capital stock; provided, however, that ANM hereby consents to the issuance of the Change in Control Shares after the date of this Agreement and at or before the Effective Time;

(b)       (i) increase the compensation payable or to become payable to or fringe benefits of any current or former directors, officers, employees, independent contracts or consultants of the Company, the Company Subsidiaries or the Nonprofit Organizations (collectively, “Company Personnel”), except for increases in salary or wages in the Ordinary Course of Business to employees who are not executive officers or directors or the payment of accrued but unpaid bonuses, (ii) grant new bonuses or grant any severance or termination or transition pay to Company Personnel, (iii) establish, adopt or enter into, amend or terminate any Benefit Plan or any plan, agreement, arrangement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement (except as may be required by applicable Law), (iv) hire, or enter any agreement to hire, any employee on a full-time, part-time (other than temporary employees hired in the Ordinary Course of Business), consulting or other basis for annual compensation in excess of $25,000; or (v) enter into, renew, extend, amend, modify, terminate, cancel, waive, release or assign any employment or independent contractor agreements with any current employees of the Company or any Company Subsidiary or Nonprofit Organization;

(c)       (i) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure, management structure or, if applicable, ownership of the Company, any Company Subsidiary or any Nonprofit Organization, (ii) acquire or agree to acquire (by merger, consolidation, acquisition of assets or otherwise) any Person or material assets, or any voting or non-voting equity securities or similar ownership interests in any Person, (iii) split, combine, subdivide or reclassify any shares of any class or series of its capital stock or (iv) declare, set aside, make or pay any dividend or make other distribution payable in cash, stock, property or otherwise to holders of any class or series of its capital stock;

(d)       enter into, renew, extend or amend or modify in any material respect or terminate, cancel, waive, release or assign any contract or agreement which is or, if applicable, would be a Material Contract;

(e)       except as disclosed in the Company’s, the Company Subsidiaries’ and the Nonprofit Organizations’ capital expenditure budgets for the current fiscal year, true, correct and complete copies of which have been provided to ANM, commit to any capital expenditures in excess of the Material Amount;

(f)        manage the working capital of the Company, the Company Subsidiaries and the Nonprofit Organizations (including, but not limited to, accounts receivable and accounts payable) outside of the Ordinary Course of Business;

(g)       make any loans, any advances (other than travel advances to employees in the Ordinary Course of Business) or any capital contributions to, or any investments in, any other Person;

(h)       (i) incur or modify Indebtedness owed by the Company, any Company Subsidiary or any Nonprofit Organization, guarantee any Indebtedness of another Person or cancel any Indebtedness or other obligation owed to the Company, any Company Subsidiary or any Nonprofit Organization, (ii) redeem, repurchase, prepay or otherwise acquire any Indebtedness of the Company, any Company Subsidiary or any Nonprofit Organization or (iii) enter into hedging, swap or factoring arrangements or contracts or other similar financing instruments;

(i)        amend any provisions of the articles of organization or bylaws or other organizational documents of the Company, any Company Subsidiaries or any Nonprofit Organizations;

(j)        transfer, lease, license, sublicense, assign, sell, sublease, mortgage, pledge, or otherwise dispose of, in whole or in part, or incur or subject any Encumbrance on, any property or assets, (including, without limitation, any interest in any Real Property), in each case other than in the Ordinary Course of Business, or amend in any material respect, extend or terminate any Real Property Lease;

(k)       other than with respect to purchase orders in the Ordinary Course of Business, make any payments in excess of the Material Amount or incur any commitment in excess of the Material Amount;

(l)	commence, undertake or engage in any new line of business;

(m)      permit any insurance policy or arrangement naming or providing for the Company, any Company Subsidiary or any Nonprofit Organization as a beneficiary or a loss payable payee to be cancelled or terminated or impaired in any way;

(n)       settle, dismiss, compromise, or commence any Action threatened against, relating to or involving the Company, any Company Subsidiary or any Nonprofit Organization in connection with any business, asset or property of the Company, any Company Subsidiary or any Nonprofit Organization, or waive, assign or release any material rights or claims;

(o)       enter into any transaction, agreement, arrangement or understanding between (i) the Company, any Company Subsidiary or any Nonprofit Organization, on the one hand, and (ii) any other Affiliate of the Company, on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K;

(p)       take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Cash Merger set forth in Article VII hereof being satisfied or in a violation of any provision of this Agreement;

(q)       (i) make any Tax election or change any method of accounting, (ii) enter into any settlement or compromise of any Tax liability, (iii) file any amended Tax Return with respect to any Tax, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any

Tax, (vi) surrender any right to claim a material Tax refund or (vi) take any action or enter into any agreement that would jeopardize the Tax exemption of any of the Nonprofit Organizations;

(r)        fail to timely satisfy or cause to be timely satisfied all applicable Tax reporting and filing requirements contained in the Code with respect to the transactions contemplated by this Agreement;

(s)        make any changes in accounting policies or procedures other than in the Ordinary Course of Business and other than as required by GAAP or a Governmental Authority;

(t)        except to the extent necessary to take any actions that the Company, the Company Subsidiaries or the Nonprofit Organizations are otherwise permitted to take pursuant to Section 6.7 (and in such case only in accordance with the terms of Section 6.7), waive any of its rights under, or release any other party from, amend, or fail to enforce its rights under, any standstill provision of any agreement; or

(u)       enter into any agreement, contract, commitment, understanding or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to take any of the actions described in Sections 6.1(a) through 6.1(u).

6.2       Advice of Changes; Filings. The Company will confer with ANM and report on operational matters and other matters as requested by ANM. The Company and ANM will each promptly provide the other copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

6.3       Shareholders Meeting. As promptly as practicable following the date of this Agreement, the Company, acting through its Board of Directors, and in accordance with applicable Law, will (i) duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving this Agreement (the “Shareholders Meeting”) and (ii) (A) include the Board Recommendation in the Proxy Statement and (B) use its reasonable best efforts to obtain the necessary approval of the transactions contemplated by this Agreement by the shareholders of the Company.

6.4	Proxy Statement.

(a)       As promptly as practicable following the date of this Agreement, the Company will, with the assistance and approval of ANM, prepare and mail the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”). ANM and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, (i) the Company will provide ANM with a reasonable opportunity to review and comment on the Proxy Statement and (ii) ANM will furnish to the Company the information relating to it required by the Exchange Act to be set forth in the Proxy Statement. The Company will cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act.

(b)       The Company agrees that none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. ANM agrees that none of the information supplied or to be supplied by ANM for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For purposes of the foregoing, it is understood and agreed that information concerning or related to the Company, any

Company Subsidiary or any Nonprofit Organization will be deemed to have been supplied by the Company and information concerning or related to ANM will be deemed to have been supplied by ANM. If at any time prior to the Effective Time any event or circumstances relating to the Company, any Company Subsidiary or any Nonprofit Organization, or their respective officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement, the Company will promptly inform ANM and, after consultation with ANM, file such amendment or supplement with the SEC. If at any time prior to the Effective Time any event or circumstances relating to ANM, its officers or directors, should be discovered by ANM that should be set forth in an amendment or a supplement to the Proxy Statement, ANM will promptly inform the Company and, after consultation with ANM, the Company will file such amendment or supplement with the SEC.

(c)       The Company will use its reasonable best efforts, after consultation with ANM, to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. Each of ANM and the Company agree to correct any information provided by it for use in the Proxy Statement which will have become false or misleading. The Company will as soon as reasonably practicable notify ANM of the receipt of any comments from or other correspondence with the SEC staff with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information (and promptly deliver a copy of such comments, correspondence or request to ANM).

6.5       Access to Information. During the period from the execution of this Agreement through the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, the Company will, and will cause each Company Subsidiary and Nonprofit Organization to, afford representatives of ANM and its financing sources reasonable access during normal business hours to officers, employees, agents and representatives of the Company, the Company Subsidiaries and the Nonprofit Organizations and to all of their respective properties (including without limitation, access for the purpose of (i) performing any non-intrusive environmental procedures, investigations or studies, or taking other non-intrusive actions related thereto, in connection with obtaining Phase I Environmental Site Assessments for or at the Real Property and (ii) preparing and coordinating programs, objectives and other information related to the integration of the business of the Company with the business of ANM and its Affiliates following consummation of the Cash Merger), and will furnish, within a reasonable time, to ANM all information (including extracts and copies of books, records, contracts and other documents, including a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws) concerning the operations and business of the Company, any Company Subsidiary or any Nonprofit Organization, including access to their respective personnel as ANM may reasonably request. In conducting any inspection of any properties of the Company, the Company Subsidiaries or the Nonprofit Organizations, neither ANM nor any of its representatives will (A) interfere with the business of the Company, any Company Subsidiary or any Nonprofit Organization conducted at such property, or (B) damage any property or any portion thereof. The Company acknowledges and agrees that ANM will be permitted to contact and have discussions with any vendors, suppliers, tenants and subtenants; provided that ANM provides the Company with reasonable advance notice of its intention to take any of the foregoing actions and ANM agrees to use its reasonable best efforts not to unreasonably interfere with the business of the Company, any Company Subsidiary or any Nonprofit Organization in taking any of the foregoing actions.

6.6       Confidentiality. (a) All information relating to the Company, the Company Subsidiaries and the Nonprofit Organizations that is obtained by ANM pursuant to this Agreement or in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby and (b) all information relating to ANM and its Affiliates and financing sources that is obtained by the Company pursuant to this Agreement or in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby, will constitute “Confidential Information.” Confidential Information of the other parties to this Agreement may be used or disclosed by the recipient only in connection with this Agreement and each party agrees to protect the confidentiality of the Confidential Information of the other parties in the same manner that it protects the confidentiality of its own proprietary and confidential information of like kind and sensitivity, but in no event will less than reasonable care be exercised. The Company and ANM agree that all terms and conditions of this

Agreement shall be treated as confidential and shall not be disclosed without the other party’s prior written consent, except as required in connection with the Proxy Statement or otherwise by applicable Law or a Governmental Authority. Confidential Information shall not include information that: (i) was in the recipient’s possession prior to being furnished by the disclosing party; (ii) is or becomes publicly available through no breach of the terms of this Agreement by the recipient; (iii) is received by the recipient from a third party who, to the recipient’s knowledge, was not thereby in breach of any confidentiality obligation; or (iv) is independently developed by the recipient without use of the disclosing party’s confidential or proprietary information. In the event any party receives a subpoena or other validly issued administrative or judicial process requesting any portion of the Confidential Information of any other party, it shall provide prompt notice to the other of such receipt and tender to it defense of such demand. Unless the demand shall have been timely limited, quashed or extended, the party receiving the subpoena shall thereafter be entitled to comply with such subpoena or other process to the extent permitted by law. If requested by the disclosing party, the recipient shall cooperate (at the disclosing party’s expense) in the defense of a demand.

6.7	Acquisition Proposals.

(a)       The Company agrees that, except as otherwise permitted in this Section 6.7, (i) it and its officers and directors will not, (ii) the Company Subsidiaries and the Company Subsidiaries’ officers and directors will not, and (iii) its and the Company Subsidiaries’ investment bankers, financial advisors, attorneys, accountants, employees, consultants or other agents, advisors or representatives (collectively, “Representatives”) will not, (A) directly or indirectly, initiate, solicit, cause, encourage or otherwise knowingly facilitate any inquiries or the making, submission or reaffirmation of any proposal or offer with respect to a tender offer or exchange offer, proxy solicitation, merger, reorganization, share exchange, recapitalization, liquidation, dissolution, consolidation, business combination or other similar transaction involving the Company and/or the Company Subsidiaries or any proposal or offer to acquire in any manner an equity or voting interest in the Company, or the assets, securities or other ownership interests of or in the Company or any Company Subsidiary, in each case other than the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”), or (B) directly or indirectly, engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to, or that may reasonably be expected to lead to, an Acquisition Proposal. The Company will promptly take the steps necessary to inform the Persons set forth in clauses (i), (ii) and (iii) of the foregoing sentence of the obligations undertaken in this Section 6.7, and the Company agrees that it will be responsible for any breach of this Section 6.7 by those Persons. Subject to Section 6.7(b), neither the Company nor its Board of Directors or any committee thereof will approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, or any other agreement, arrangement or understanding relating in any respect to an Acquisition Proposal or propose or agree to do any of the foregoing. Notwithstanding the foregoing, nothing contained in this Agreement will prevent the Company or the Board of Directors from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to shareholders with regard to an Acquisition Proposal (provided that neither the Company nor its Board of Directors may recommend any Acquisition Proposal unless permitted by Section 6.7(b) below and the Company may not fail to make or withdraw, modify or change in a manner adverse to ANM all or any portion of the Board Recommendation, and provided further that, notwithstanding anything herein to the contrary, any “stop-look-and-listen” communication by the Company or its Board of Directors to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the shareholders of the Company in connection with the making or amendment of a tender offer or exchange offer containing the substance of a “stop-look-and-listen” communication pursuant to such Rule 14d-9(f)) will not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to ANM of, all or a portion of the Company Board Recommendation), or (ii) prior to the approval of this Agreement by the Company’s shareholders in accordance with this Agreement, (A) providing access to its properties, books and records and providing information or data in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from the Person so requesting such information an executed confidentiality agreement on terms substantially similar to those contained in Section 6.6 (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement) or (B) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal, if and only to the extent that prior to taking any of the actions set forth in clauses (A) or (B) of clause (ii), (x) the Board of Directors will have determined in good faith, after consultation with its outside legal counsel and financial advisors, that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable Law and (y) the Company will have informed ANM promptly following (and in no event later than 24 hours after) the taking by it of any such action.

A “Superior Proposal” means a bona fide written Acquisition Proposal that, after taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the Person or Persons making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated by this Agreement (after giving effect to any adjustments to the terms and conditions of this Agreement proposed in writing by ANM in response to such Acquisition Proposal) and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being consummated on the terms proposed. The Company will promptly inform the Persons set forth in clauses (i), (ii) and (iii) of the first sentence of this Section 6.7(a) of the obligations undertaken in this Section 6.7.

(b)       Notwithstanding anything in this Section 6.7 to the contrary, if, at any time prior to the approval of this Agreement by the Company’s shareholders in accordance with this Agreement, the Board of Directors determines in good faith, after consultation with and receipt of advice from its financial advisors and legal counsel, in response to a bona fide written Acquisition Proposal that was unsolicited and that did not otherwise result from a breach of Section 6.7(a), that such Acquisition Proposal is a Superior Proposal and that terminating this Agreement to accept such Superior Proposal and/or recommending such Superior Proposal to the shareholders of the Company is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable Law, the Company may terminate this Agreement and/or its Board of Directors may recommend such Superior Proposal to its shareholders, as applicable; provided, however, that the Company will not terminate this Agreement pursuant to this sentence, and any purported termination pursuant to this sentence will be void and of no force or effect, unless concurrently with such termination pursuant to this Section 6.7(b) the Company pays to ANM the Termination Amount payable pursuant to Section 8.2(c); and provided, further, that the Company will not exercise its right to terminate this Agreement and the Board of Directors will not recommend a Superior Proposal to its shareholders pursuant to this Section 6.7(b) unless the Company will have delivered to ANM a prior written notice advising ANM that the Company or its Board of Directors intends to take such action with respect to a Superior Proposal, specifying in reasonable detail the material terms and conditions of the Superior Proposal, such notice to be delivered not less than 72 hours prior to the time the action is taken, and, during such 72 hour period, the Company and its advisors will negotiate in good faith with ANM to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, in which case this Agreement will remain in full force and effect and the Company will reject such Acquisition Proposal. For avoidance of doubt, the Company acknowledges and agrees that it will not have the right to terminate this Agreement pursuant to this Section 6.7(b) after the Shareholders Meeting (or any postponement or adjournment thereof) if, at the Shareholders Meeting, the Requisite Shareholder Vote is obtained to approve this Agreement.

(c)       The Company agrees that (i) it will, and will cause each Company Subsidiary and its and their Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and (ii) except to the extent necessary to take any actions that the Company is otherwise permitted to take pursuant to this Section 6.7 (and in such case only in accordance with the terms of this Section 6.7), it will not release any Person from, or waive any provisions of, any confidentiality or standstill agreement to which it or any Company Subsidiary is a party with respect to any Acquisition Proposal. The Company will also, if it has not already done so, promptly request, to the extent it has a contractual right to do so, that each Person, if any, that has heretofore executed a confidentiality agreement within the twelve months prior to the date of this Agreement in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information or data heretofore furnished to any Person by or on behalf of the Company, any Company Subsidiaries or any Nonprofit Organizations.

(d)       The Company will promptly (and in no event later than 24 hours after receipt of an Acquisition Proposal) notify ANM (which notice will be provided orally and in writing and will identify any Person making an Acquisition Proposal and set forth in reasonable detail its material terms and conditions) of the Company’s receipt of an Acquisition Proposal after the date hereof, or if any nonpublic information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it, any Company Subsidiary or any of its or any Company Subsidiary’s Representatives and thereafter will keep ANM informed, on a current basis, of the status and material terms and conditions of any proposals or offers. The Company will make available to ANM (to the extent it has not previously done so) all nonpublic information made available to any Person making an Acquisition Proposal after the date hereof at substantially the same time as it provides it to such other Person.

6.8	Further Action; Reasonable Best Efforts.

(a)       Subject to the terms and conditions of this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or applicable agreement to consummate the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form for Certain Mergers and Acquisitions pursuant to the HSR Act and to make other required filings pursuant to other Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Antitrust Laws as soon as practicable.

(b)       ANM and the Company will, in connection with the efforts referenced in Section 6.8(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and thereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Authority or other Person or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law.

(c)       In furtherance and not in limitation of the covenants of the parties contained in Sections 6.8(a) and (b), if any objections are asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby and thereby as violative of any Antitrust Law or which would otherwise prohibit or materially impair or materially delay the consummation of the transactions contemplated hereby and thereby, each of ANM and the Company will use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prohibit or materially impair or delay the consummation of the transactions contemplated hereby and thereby; provided, however, that neither ANM nor any of its shareholders or Affiliates will be obligated to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or agree to sell, hold separate or otherwise dispose of or conduct its business. Without excluding other possibilities, the transactions contemplated by this Agreement will be deemed to be materially delayed if unresolved objections or suits delay or could reasonably be expected to delay the consummation of the transactions contemplated hereby and thereby beyond the Termination Date.

(d)       Subject to the obligations under Section 6.8(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority challenging any transaction contemplated by this Agreement or any other agreement contemplated hereby, (i) each of ANM and the Company will cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, and (ii) each of ANM and the Company will use its respective reasonable best efforts to defend, at its own cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement.

(e)       Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.8 will limit a party’s right to terminate this Agreement pursuant to Section 8.1(b) or Section 8.1(c) so long as such party has up to then complied in all material respects with its obligations under this Section 6.8.

6.9       Resignations. At or prior to the Effective Time, the Company will cause to be delivered to ANM duly signed resignations, effective as of the Effective Time, of the directors and officers (other than the officers listed in Section 2.6 of the Company Disclosure Schedule) of the Company, the Company Subsidiaries and the Nonprofit Organizations and will take such other action as is necessary to accomplish the foregoing.

6.10     Directors’ and Officers’ Liability Insurance.     Prior to the Effective Time, the Company will fully pay the applicable premiums to renew, increase and/or extend the Company’s existing insurance policy or policies with respect to directors’ and officers’ liability insurance (a) for period of at least one year following the Effective Time, (b) with a maximum amount of at least $5,000,000, and (c) with such other terms and conditions as may be approved by ANM; provided, however, that the Company will not be required to renew, increase or extend coverage under such a policy if such renewed, increased or extended coverage would have an annual premium in excess of 150% of the current annual premium paid by the Company for its existing coverage, unless ANM agrees to and does pay or reimburse the Company for the amount in excess of 150% of the Company’s current annual premium. ANM agrees to cause the Surviving Corporation to honor and perform under all indemnification agreements entered into by the Company, any Company Subsidiary or any Nonprofit Organization set forth in Section 6.10(b) of the Company Disclosure Schedule.

6.11     Public Announcements. Each of the Company and ANM agrees that no public release or announcement concerning the transactions contemplated by this Agreement will be issued by any party without the prior written consent of the Company and ANM (which consent will not be unreasonably withheld or delayed), except as such release or announcement may be required by Law, in which case the party required to make the release or announcement will use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

6.12	Cooperation; Financial Data.

(a)       The Company will, and will cause its Subsidiaries to, cooperate reasonably and in good faith, at ANM’s request and at ANM’s expense, in providing documentation, participating in meetings, answering questions and otherwise providing information about the Company and its assets, employees, history and business and such other information or cooperation as may be reasonably requested by ANM from time to time after the date of this Agreement in order to help facilitate: (i) obtaining of any required governmental approvals to consummate the Cash Merger; (ii) implementation of ANM’s desired post-Closing organizational structure for the Company; (iii) planning for the continued post-Closing operation of the Company’s business; (iv) financing arrangements related to the Cash Merger or the post-Closing operation of the Company’s business; and (v) such other events or circumstances for which the Company’s and the Subsidiaries’ cooperation would be helpful and for which ANM reasonably requests such cooperation.

(b)       As soon as practicable, but in any event no later than 10 days after each calendar month-end following the date of this Agreement that occurs prior to the Effective Time, the Company will deliver to ANM a copy of the Company’s internal operating balance sheet and internal profit and loss statement (prepared in form and substance on a basis consistent with past practice).

6.13	Nonprofit Organizations.

(a)       In connection with the Cash Merger, at the Effective Time, ANM and the Surviving Corporation will assume control of the boards of directors of the Nonprofit Organizations. ANM has agreed to do so as an accommodation to the Company and in acknowledgment of the ancestral heritage of the Company’s shareholders and the history of the Atrisco Land Grant and the Real Property. ANM will cause the Surviving Corporation to continue to operate the Nonprofit Organizations as nonprofit organizations in keeping with their charitable or other exempt purposes. The parties acknowledge and agree that no part of the Cash Merger Consideration is intended to be, or will be construed as or accounted for as, payment or consideration for any of the assets of the Nonprofit Organizations.

(b)       From and after the Effective Time, ANM will cause the Surviving Corporation to continuously maintain, preserve and operate the Nonprofit Organizations and their respective assets and operations, including without limitation the Santa Clara Cemetery, the San Jose de Armijo Cemetery, the Evangelico Cemetery (collectively, the “Cemeteries”) and the church known as La Capillita Antigua, San Jose de Ranchos de Atrisco (the “Church”), all of which are located on the Real Property, in a respectful manner consistent with the Company’s past practices. Without limiting the foregoing, ANM will cause the Surviving Corporation to honor all historical and hereditary rights and privileges of Atrisco Land Grant heirs, their families and others in the Atrisco community with respect to burial in the Cemeteries. ANM may, in its discretion, cause the Surviving Corporation to reorganize or restructure the Nonprofit Organizations and their assets in order to operate them more efficiently or effectively, provided such restructuring or reorganization does not result in the disturbance of the Cemeteries (including access thereto) or disruption in the operation or maintenance of the Cemeteries or the Church. Additionally, ANM may, in its discretion, cause the Surviving Corporation to create one or more new nonprofit organizations or establish one or more trusts or other appropriate entities and endow such entities with sufficient assets so as to provide for their continued operation; provided, that any such arrangement must be adequate to provide reasonable assurance of continuing compliance with ANM’s obligations pursuant to this Section 6.13. Notwithstanding anything to the contrary in this Section 6.13(b), the Surviving Corporation will be obligated to fund the Cemeteries and the Church only to the extent that the Cemeteries and the Church do not receive sufficient funds to operate from their normal operating revenues or contributions from other sources.

(c)       In the event that the Surviving Corporation is sold (through a stock or asset sale) or merged with or into another Person in a transaction in which the Surviving

Corporation is not the survivor, the Surviving Corporation will use commercially reasonable efforts to ensure that the acquiring Person continues to honor ANM’s and the Surviving Corporation’s commitments pursuant to this Section 6.13, or to make other arrangements reasonably designed to ensure such ongoing performance.

6.14     Employees. Except for any officers of the Company immediately prior to the Effective Time who are not identified in Section 2.6 of the Company Disclosure Schedule or who otherwise resign from the Company, ANM will cause the Surviving Corporation to continue to employ all employees of the Company, the Company Subsidiaries and the Nonprofit Organizations in their current positions and at their current compensation and benefit levels (as of the date of this Agreement) for a period of not less than six months following the Effective Time, subject to the Surviving Corporation’s right to terminate any such employees for cause during such six month period.

6.15     Company Disclosure Schedule. The Company will prepare and deliver the Company Disclosure Schedule to ANM as soon as practicable following execution of this Agreement, but in any event at least fifteen (15) Business Days prior to the Effective Time; provided, that for purposes of determining the accuracy of the Company’s representations or warranties as of the date of this Agreement, the Company Disclosure Schedule will be deemed to have been delivered to ANM simultaneously with execution of this Agreement. ANM will have the right to review and approve or reject, in its sole discretion, any items disclosed in the Company Disclosure Schedule.

6.16      Title and Title Insurance. Within five (5) days following the execution of this Agreement, the Company shall request the Title Insurer to deliver to ANM a current Commitment for Title Insurance or a Preliminary Title Report, together with legible copies of all documents referred to therein (collectively, the “Title Report”) from the Title Insurer. The Title Report shall show the status of title to the Real Property as of the date of the Title Report and shall list the Company as the proposed insured.

(a)       ANM shall have a period of time beginning upon its receipt of the Title Report, legible copies of all documents referred to therein, and the Survey, and ending at 5:00 p.m., Albuquerque time, ten (10) days thereafter (the “Title Review Period”), to review the Title Report and to give the Company and the Title Insurer notice of any title exception which is unacceptable to ANM. ANM shall have an additional five (5) business days after receipt of any amended Title Insurer written notice of any title exception not previously listed to review the previously unlisted title exception and to give the Company and the Title Insurer notice of any such title exception which is unacceptable to ANM. If ANM gives notice of dissatisfaction as to any exception to title as shown in the Title Report, the Company shall use its good faith, diligent efforts to attempt to eliminate the disapproved title exception from the Title Report no later than fifteen (15) Business Days prior to the Effective Time. If the Company does not eliminate the disapproved title exception prior to such date, ANM shall have the right to terminate this Agreement under Section 8.1(e).

(b)       ANM’s failure to timely approve or disapprove any exception shall be deemed its approval thereof.

(c)       The Company, at ANM’s expense, shall cause Title Insurer to provide the Company with an ALTA owner’s comprehensive policy of title insurance, including owner’s comprehensive endorsements in the form of NM56 (as to unimproved land) and NM57 (as to improved land) and a non-imputation endorsement in the form of NM28 (collectively, the “Owner’s Title Policy”) at the Closing or as soon thereafter as is reasonably possible. The Company will cooperate with ANM and the Title Insurer with respect to executing and delivering any affidavits or other documents or certificates required by the Title Insurer as a condition precedent to its issuance of the Owner’s Title Policy. The Owner’s Title Policy shall be issued by the Title Insurer in the amount of $166,000,000, be effective as of the Closing, and shall insure the Company that fee simple title to the Real Property is vested in the Company, subject only to: (i) the usual printed exceptions and exclusions contained in such title insurance policies; (ii) the exceptions to title approved by ANM as provided in Section 6.16(a); and (iii) any other matter approved in writing by ANM or resulting from the acts of ANM or its agents.

6.17     Fairness Opinion. As soon as practicable, but in any event within thirty (30) days, following execution of this Agreement, the Company will obtain a written opinion from CBIZ Valuation Group, LLC confirming that, as of the date of this Agreement, the Cash Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock. The Company will provide a copy of such opinion to ANM promptly upon receipt thereof.

6.18     Further Action. Each of the parties hereto will use its reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to consummate the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT TO CASH MERGER

7.1       Mutual Conditions to Closing. The respective obligations of each party to consummate the transactions contemplated by this Agreement will be subject to the fulfillment at or prior to the Closing, of each of the following conditions:

(a)       This Agreement will have been approved by the shareholders of the Company by the Requisite Shareholder Vote in accordance with the Company’s articles of incorporation, bylaws and the NMBCA;

(b)       No Law which prohibits, restrains or enjoins the consummation of the transactions contemplated by this Agreement will have been enacted, entered, promulgated or enforced by any United States federal or state Governmental Authority, unless failing to comply with such Law would not, individually or in the aggregate, reasonably be expected to either result in a Material Adverse Effect or lead to the criminal prosecution of any officer of director of ANM, the Company or their respective Affiliates; provided, however, that prior to invoking this condition each party agrees to comply with Section 6.8;

(c)       No action, suit or proceeding will be pending seeking to prohibit, restrain or enjoin or challenging the consummation of the transactions contemplated by this Agreement instituted by any United States federal or state Governmental Authority, unless any such action, suit or proceeding would not, individually or in the aggregate, reasonably be expected to either result in a Material Adverse Effect or lead to the criminal prosecution of any officer of director of ANM, the Company, or their respective Subsidiaries; and

(d)       (i) The waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act will have been terminated or will have expired and (ii) all other required approvals pursuant to any Antitrust Law of any Governmental Authority will have been obtained or waiting periods thereunder will have been terminated or will have expired, unless if failure to obtain such approval or failure of such waiting period to terminate or expire would not, individually or in the aggregate, reasonably be expected to either result in a Material Adverse Effect or lead to the criminal prosecution of any officer of director of ANM, the Company, or their respective Subsidiaries.

7.2       Conditions to Obligations of ANM. The obligations of ANM to consummate the transactions contemplated by this Agreement will be further subject to the satisfaction or waiver at or prior to the Closing, of each of the following conditions:

(a)       The representations and warranties of the Company set forth in Article IV will be true, complete and correct in all material respects (without regard to any materiality or Material Adverse Effect qualifiers) as of the date of this Agreement and as of the Effective Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date);

(b)       The Company will have performed in all material respects each of the obligations, and complied in all material respects with each of the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time;

(c)       The Company will have delivered to ANM its audited and (or if audited financial statements are not available, unaudited financial statements, provided such unaudited statements have undergone at least a review by the Company’s independent auditors) for all accounting periods ended after the Balance Sheet Date, containing an unqualified opinion by its independent auditors that is not modified in any way by an explanatory paragraph relating to the consistency of the application of accounting principles, ability to continue as a going concern or for any other matter;

(d)       There will not have occurred any fact, event, change, development, circumstance or effect which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

(e)       The Dissenting Shares will not constitute more than five percent (5%) of the issued and outstanding Shares;

(f)        Each of the key employees of the Company identified in Section 7.2(f) of the Company Disclosure Schedule (each, a “Key Employee”) will continue to be employed in the position set forth opposite such Person’s name in Section 7.2(f) of the Company Disclosure Schedule, unless, in each case, such Key Employee will no longer be so employed as a result of (i) death or Disability or (ii) termination by the Company for cause; provided, however, that, except as provided in Section 6.14, nothing in this Agreement will be construed as being or creating an obligation of ANM or the Company, as the Surviving Corporation in the Cash Merger, to continue the employment of any such Key Employee following the Closing;

(g)       ANM will have received the Company Disclosure Schedule from the Company pursuant to Section 6.15 not less than fifteen (15) Business Days prior to the Effective Time, and ANM will have approved the form and substance thereof, in ANM’s sole discretion;

(h)       ANM’s approval of the status of title to the Property pursuant to Sections 6.16(a) or (b);

(i)        ANM will have received evidence of the Title Insurer’s delivery to the Company of the Title Report committing the Title Insurer to issue the Owner’s Title Policy to the Company.

(j)        ANM will have received a copy of the fairness opinion referenced in Section 6.17.

(k)       ANM will have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Sections 7.2(a), (b) and (c) have been satisfied.

7.3       Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated under this Agreement will be further subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)       The representations and warranties of ANM set forth in this Agreement will be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty will be true and correct in all material respects as of such specified date);

(b)       ANM will have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time; and

(c)       The Company will have received a certificate of an executive officer of ANM, certifying that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1       Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of the Company:

(a)	by mutual written consent of each party hereto;

(b)       by any party hereto if any United States federal or state Governmental Authority will have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action is or will have become final and nonappealable;

(c)       by any party if the Effective Time has not occurred on or before the earlier of (i) December 31, 2005, or (ii) the date on which the conditions to such party’s obligations as set forth in Article VII become incapable of being satisfied, unless such condition is waived by such party (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to the party seeking to terminate if the failure of the Effective Time to occur on or before the Termination Date is the result of such party’s breach of any representation or covenant contained in this Agreement or the failure of such party to use its reasonable efforts to satisfy the conditions precedent to the obligation of the other party to consummate the transactions contemplated by this Agreement;

(d)       by the Company (i) if there will have been a failure of any condition to the Company’s obligations set forth in Section 7.3 (and such condition has not been waived by the Company) or a material breach of any material representation, warranty, covenant or agreement on the part of ANM contained in this Agreement, or if any such representation or warranty will have become untrue or inaccurate, such that (A) the conditions set forth in Sections 7.3(a) or 7.3(b) would not be capable of being satisfied and (B) such breach or inaccuracy is not capable of being cured or, if reasonably capable of being cured, will not have been cured prior to the earlier of (1) 30 Business Days following notice of such breach and (2) the Termination Date; provided that the Company will not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or if any such representation or warranty will have become materially untrue or inaccurate, or (ii) prior to the adoption of this Agreement by the shareholders of the Company in accordance with this Agreement, in accordance with, and subject to the terms and conditions of, Section 6.7(b);

(e)       by ANM (i) if there will have been a failure of any condition to ANM’s obligations set forth in Section 7.2 (and such condition has not been waived by ANM) or the breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or if any such representation or warranty will have become untrue or inaccurate, such that (A) the conditions set forth in Sections 7.2(a) or (b) would not be capable of being satisfied and (B) such breach or inaccuracy is not capable of being cured or, if reasonably capable of being cured, will not have been cured prior to the earlier of (1) 30 Business Days following notice of such breach and (2) the Termination Date; provided that ANM will not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if ANM is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or if any such representation or warranty will have become untrue or inaccurate, (ii) if the Board of Directors (A) will have withdrawn, modified or changed (it being understood and agreed that any “stop-look-and-listen” communication by the Board of Directors to the shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the shareholders of the Company in connection with the commencement of a tender offer or exchange offer containing the substance of a “stop-look-and-listen” communication pursuant to Rule 14d-9(f), will not be deemed to constitute a withdrawal, modification or change of its recommendation of this Agreement) in a manner adverse to ANM its approval or recommendation of the transactions contemplated by this Agreement, or will have resolved to effect any of the foregoing, or (B) will have recommended to the shareholders of the Company an Acquisition Proposal other than the transactions contemplated hereunder, or will have resolved to effect any of the foregoing; or (iii) if ANM does not approve the Company

Disclosure Schedule as set forth in Section 6.15 or any exception to title to the Real Property under Section 6.16; or

(f)        by any party if, upon a vote thereon at the Shareholders Meeting or any postponement or adjournment thereof, this Agreement will not have been approved by the Requisite Shareholder Vote.

8.2	Effect of Termination.

(a)       In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will forthwith become void and there will be no liability or obligation on the part of any party hereto, except with respect to Section 6.6, Section 6.10, this Section 8.2, Section 8.3 and Article IX, which will survive such termination; provided, however, that nothing herein will relieve any party from liability for any willful and material breach hereof.

(b)       In the event that this Agreement is terminated pursuant to Section 8.1(a), 8.1(b), 8.1(c), 8.1(d)(ii), 8.1(e) or 8.1(f), ANM will be entitled to the return of the full amount of the Deposit paid pursuant to Section 2.1, together with all interest accrued thereon. If this Agreement is terminated for any other reason set forth in Section 8.1, the Company will be entitled to be paid the full amount of the Deposit, together with all interest accrued thereon, as liquidated damages and its sole and exclusive remedy for any breach or liability of ANM under this Agreement, it being acknowledged that such amount is intended as a reasonable estimate of the Company’s damages in such event, and is not intended as a penalty. ANM will instruct the Paying Agent to wire the Deposit, together with all interest accrued thereon, in immediately available funds, to ANM or the Company, as applicable, in accordance with this Section 8.2(b), as promptly as practicable (but in any event within two Business Days) after termination of this Agreement.

(c)       In addition, in the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii) or by ANM pursuant to Section 8.1(e)(i) or (ii), then the Company will promptly pay ANM the sum of $5,000,000. In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(i), then ANM will promptly pay the Company the sum of $5,000,000, which payment may be satisfied by the release of the Deposit by the escrow agent holding said Deposit to the Company, as provided in Section 8.2(b) above. The parties agree that the foregoing amounts are reasonable estimates of their respective damages in the applicable circumstances and that such amounts are not intended as, and do not, constitute penalties. The Company or ANM, as and to the extent applicable, will pay the amounts owed under this Section 8.2(c) to the other party as promptly as practicable (but in any event within two Business Days) after termination of this Agreement pursuant to Section 8.1(d)(i) or (ii) or Section 8.1(e)(i) or (ii), payable by wire transfer of immediately available funds.

(d)       The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties hereto would enter into this Agreement; accordingly, if a party fails to timely pay any amount required to be paid by it pursuant to this Section 8.2 (such party, the “Payor”), and, in order to obtain the payment, the party entitled to receive such payment pursuant to this Section 8.2 (such other party, the “Payee”) commences a suit which results in a judgment against the Payor for the payment set forth in this Section 8.2, the Payor will pay to Payee its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with this suit, together with interest on the amount due from each date for payment until the date of the payment at the prime rate (as published in The Wall Street Journal on the date the payment was required to be made) plus one percentage point.

8.3       Expenses. Except as otherwise specifically provided in this Agreement, each party will bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

8.4       Amendment. Subject to applicable Law, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, whether before or after approval of the transactions contemplated by this Agreement by the shareholders of the Company. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

8.5       Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

9.1       Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part at or after the Effective Time and (b) this Article IX.

9.2       Materiality; Company Disclosure Schedule. As used in this Agreement, unless the context would require otherwise, the terms “material” or “material to the Company” and the concept of the “material” nature of an effect upon the Company will be measured relative to the entire business of the Company, the Company Subsidiaries and the Nonprofit Organizations taken as a whole.

9.3       Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder will be in writing and will be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail (in either case with electronic confirmation of receipt) at the facsimile telephone number or email address specified in this Section 9.3 prior to 5:00 p.m. (Albuquerque, New Mexico time) on a Business Day; (b) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile or electronic mail (in either case with electronic confirmation of receipt) at the facsimile telephone number or email address specified in this Section 9.3 later than 5:00 p.m. (Albuquerque, New Mexico time) on any date and earlier than 11:59 p.m. (Albuquerque, New Mexico time) on such date; (c) the Business Day after dispatch for overnight delivery, if sent by a nationally recognized overnight courier service; or (d) actual receipt by the party to whom such notice is required to be given. The address for such notices and communications will be as follows:

If to the Company:

Westland Development Co., Inc.

401 Coors Boulevard, NW

Albuquerque, New Mexico 87121

Fax: (505) 831-4865

Email: bpage@westlandnm.com

Attention: Barbara Page, President

with a copy to:

Westland Development Co., Inc.

401 Coors Boulevard, NW

Albuquerque, New Mexico 87121

Fax: (505) 831-4865

Email: rsimon7@aol.com

Attention: Robert S. Simon, Esq.

if to ANM, to:

ANM Holdings, Inc.

c/o Park Corporation

6200 Riverside Drive

Cleveland, Ohio 44135

Fax: (216) 265-2632
Email: rpark@parkcorp.com

Attention: Raymond P. Park, President

with a copy to:

Lewis and Roca LLP

One South Church Avenue, Suite 700

Tucson, Arizona 85701

Fax: (520) 622-3088

Email: gbeckmann@lrlaw.com

Attention: Gabriel Beckmann, Esq.

9.4       Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

9.5       Entire Agreement. This Agreement and the Company Disclosure Schedule constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.

9.6       Assignment. This Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of each of the other parties (which consent may be granted or withheld in the sole discretion of such other party), except that the Agreement may be assigned (in whole but not in part) (a) to an Affiliate of a party hereto or (b) by ANM to any of its Affiliates or their respective financing sources; provided that the party making such assignment will not be released from its obligations hereunder. Any attempted assignment in violation of this Section 9.6 will be void.

9.7       No Third Party Beneficiaries. Except for Section 6.10, this Agreement will be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.8       Governing Law. This Agreement and the legal relations between the parties will be governed by, and construed in accordance with, the laws of the State of Delaware, except to the extent the laws of the Commonwealth of New Mexico are required to apply to the Cash Merger (without giving effect to choice of law principles thereof).

9.9       Specific Performance; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court sitting in Albuquerque, New Mexico, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the federal and state courts sitting in Albuquerque, New Mexico in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the federal and state courts sitting in Albuquerque, New Mexico and (d) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 9.3.

9.10     Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

9.11     Interpretation. When reference is made in this Agreement to a Section, such reference will be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation”. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms.

9.12     Knowledge. As used throughout this Agreement, the term “knowledge” (and its variation, “know”) means the actual awareness of a particular fact or circumstance and the awareness of a fact or circumstance that a prudent individual could reasonably be expected to discover or otherwise become aware of in the course of conducting a reasonable investigation and due inquiry concerning the fact or circumstance. In all instances, “knowledge” of the Company, the Company Subsidiaries and/or the Nonprofit Organizations shall be deemed to include, without limitation, the collective knowledge of all of the directors and officers of the Company.

* * *

IN WITNESS WHEREOF, the Company, ANM have caused this Agreement and Plan of Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.

WESTLAND DEVELOPMENT CO., INC.

By:
Barbara Page, President

ANM HOLDINGS, INC.

By:
Raymond P. Park, President